FOOTHILL INDEPENDENT BANK







The Report 2004
Foothill Independent Bancorp



On being ultrab

Corporate Profile

The Company's principal operating subsidiary is Foothill Independent Bank, a California commercial bank with its corporate offices located in Glendora, (approximately 40 miles east of Los Angeles) conveniently based in the San Gabriel Valley, which bridges the Los Angeles and Inland Empire areas.

Foothill Independent Bank operates twelve full service branch locations within Los Angeles, San Bernardino and Riverside counties. Foothill's product offerings include traditional banking services, such as commercial and consumer deposit and loan products, as well as a variety of innovative cash management services including Internet banking at www.foothillbank.com.

The Bank's customer service delivery objective is to provide all relationships with an exceptional banking experience. The manner in which we do so is known Company-wide as Platinum Service. Bank employees recognize the importance of fulfilling this promise during every interaction. The result of this approach sustains the Company's brand image as a service innovator and distinguishes the Bank's market presence, ultimately translating into a net interest margin which exceeds our California peer group average and increasing value for our shareholders.

The management philosophy of the Company is one of balance between risk and return, further ensuring maximum value for our shareholders. Management's commitment to high standards has earned significant recognition from such Bank rating firms as Bauer Financial Reports, Inc., The Findley Reports and Veribanc, Inc., who have presented the Company with awards for strength and stability. It is through our combined commitment and dedication to financial strength, stability and service that we have consistently achieved a return on assets of 1.0% or better throughout the Company's history.

Our Vision...

At Foothill Independent Bank we are
committed to quality service,
which consistently exceeds expectations.
Our employees are empowered and
strive to create new and innovative
ways to enhance relationships.
We are dedicated to remain a
community bank, with profitable growth,
which will rank us in the top
ten percent of our peer group.
TOGETHER we will create an
environment, which focuses on
our customer as our primary
reason for being.
Striving to exceed your expectations.

unbank


FOOTHILL INDE



2004 Highlights

- Stock Price Appreciation 17%
- Quarterly Cash Dividend - $0.13
- Net Income up 11%
- Core deposits account for 89% of total deposits
- Net Loans Up 10%
- Excellent Asset Quality – NPA's only 0.02% of total assets
- Net Interest Margin 4.80%
- ROA 1.25%
- ROE 15.1%
- Super Premier Performing Bank by the Findley Reports

ankprosperous

Financial Highlights

FIVE YEAR FINANCIAL SUMMARY

SUMMARY OF OPERATIONS	2004	2003	2002	2001	2000
	Years Ended December 31, (dollars in thousands)				
Interest income	$ 37,030	$ 35,680	$ 34,811	$ 36,736	$ 38,983
Interest expense	4,467	4,283	5,039	9,030	11,103
Net interest income	32,563	31,397	29,772	27,706	27,880
Provision for possible loan losses	—	348	460	498	1,070
Net interest income after provision for possible loan losses	32,563	31,049	29,312	27,208	26,810
Other income	5,585	5,613	5,694	5,414	4,604
Other expense	23,610	23,515	22,934	21,846	20,794
Income before income taxes	14,538	13,147	12,072	10,776	10,620
Applicable income taxes	5,183	4,726	4,378	3,926	3,920
Net income	9,355	8,421	7,694	6,850	6,700
Cash dividends(1)	0.72	0.68	0.43	0.40	0.36
SELECTED YEAR END BALANCES					
Investment securities	194,555	145,550	80,778	79,743	70,816
Loans and leases (net)	500,607	455,101	437,441	404,200	364,782
Assets	786,955	686,158	604,818	550,141	505,825
Deposits	709,050	612,049	534,562	475,390	454,041
Other debt(2)	8,248	8,248	8,248	19,000	—
Shareholders' equity	64,569	60,788	57,576	51,852	48,263
PER COMMON SHARE DATA					
Net income – Basic(3)(4)	1.39	1.27	1.17	1.04	0.97
Net income – Diluted(3)(4)	1.31	1.18	1.09	0.99	0.94
Cash dividends	0.72	0.68	0.43	0.40	0.36
Book value (At year-end)(3)	9.59	9.07	8.76	7.92	7.24
Number of shares used in per share calculation – Basic(3)(4)	6,721,826	6,613,062	6,562,700	6,571,543	6,906,748
Number of shares used in per share calculation – Diluted(3)(4)	7,158,586	7,140,144	7,059,565	6,912,383	7,149,019

(1) For information regarding restrictions affecting the ability of the Company to pay cash dividends, see Note 14 to the Company's Consolidated Financial Statements. (2) For information regarding other debt see Notes 9 and 10 to the Company's Consolidated Financial Statements. (3) Retroactively adjusted for stock dividends and stock splits. (4) For information regarding the determination of basic and diluted earnings per share, see Note 18 to the Company's Consolidated Financial Statements.

TWO YEAR SUMMARY COMMON STOCK PRICES

The Company's common stock trades on The NASDAQ National Market System under the symbol "FOOT". At December 31, 2004, the Company had approximately 1,040 shareholders of record. The following table sets forth the high and low trade prices per share of the Company's common stock as reported on The NASDAQ National Market System, for the quarters indicated.

Quarter Ended	Trade Prices (1) High	Trade Prices (1) Low	Stock Dividends Declared	Cash Dividends Declared
3/31/2004	23.440	20.000	—	0.13
6/30/2004	22.400	18.910	—	0.13
9/30/2004	23.700	20.000	—	0.13
12/31/2004	23.850	21.510	—	0.33
3/31/2003	17.110	14.229	—	0.11
6/30/2003	18.807	15.826	—	0.12
9/30/2003	20.972	16.706	—	0.12
12/31/2003	22.294	19.128	9.00%	0.33

(1) Retroactively adjusted for stock dividends and stock splits.

typical



ENDENT BANK

Report to S

In 2004, our "superbankability" advertising campaign touted a newly invented language that promotes the Bank's service philosophy and differentiates Foothill's brand image from other financial institutions. Words such as tellerific, simplebankalized, and superloanarama caught the public's attention, while our financial performance backed up our claim that; "it's just another way of saying Foothill has the best service, employees, and products in town."

Our record of surpassing previous years' results, continued in 2004 as net income increased 11% to $9.3 million and earnings per share rose 11% to $1.31 per diluted share. We remain focused on building shareholder value by generating consistent earnings growth and returning cash to our stockowners. In the last two years, we have increased the cash dividend on a split-adjusted basis by 40% to $0.13 per share quarterly, and announced two $0.20 per share special cash dividends.


tellerific
FOOTHILL INDEPENDENT BANK

For 30 plus years, Foothill has utilized a basic banking strategy of growing high-quality earning assets funded by low-cost deposits. Strong deposit growth prevailed in 2004 increasing to $709 million, which is 16% over 2003 year-end totals. Equally important is the fact that core deposits, consisting of no-cost demand and low-cost savings and money market deposits represent 89% of total deposits. The loan portfolio expanded 10% to $500 million despite a high number of refinancings and payoffs due to the strong economy and record low interest rates. Credit quality remained excellent with non-performing assets dropping to 0.02% of total assets. For the fourth year in a row, the Bank experienced net charge offs of 0.01% or less. Total assets at December 31, 2004 climbed 15% to $787 million compared to $686 million at December 31, 2003.

In the banking industry, funding loans with low cost deposits is an extremely efficient use of capital. As a result in 2004 we were recognized for our consistently high return on equity (ROE). U.S. Banker magazine rated the Top 200 Publicly Traded Banks with less than $1 billion in assets based on three-year ROE and Foothill ranked in the top 25%. At December 31, 2004 return on equity and return on assets were 15.05% and 1.25%, respectively.

During the past few years as interest rates hit 40-year lows, we too experienced a decline in our net interest margin. However we expect that our low cost of funds and significant variable-rate loan portfolio should result in an expanded net interest margin if interest rates continue to rise at a measured pace. At December 31, 2004 our net interest margin was 4.80% compared to 5.27% at year-end December 2003.

Quite often community banks are considered to be technologically limited compared to major banks. This is not the case at Foothill. We were the first Southern California community bank to utilize check imaging to improve efficiencies long before Check 21 was implemented in October 2004. This legislated action eliminates the transportation of paper checks between financial institutions by substituting them with digital images. Continuing with our history of providing advanced technology, we expanded our premium business cash management solutions available on the Bank's Web site at www.foothillbank.com.


outstanda
FOOTHILL IND

hareholders

Unlike major banks, which cater to business customers with advanced technology that serves as a substitute for personalized customer service, our new business cash management solutions fulfill both needs. Our business customers have access to such information as check imaging and a variety of security measures, while retaining quick and easy access to their personal bankers. We considered the cash flow demands of growing businesses which caused us to implement real-time solutions to help our business customers better manage their banking and finances including access to capital, managing cash flow, fraud prevention, and overall control of daily account information. We believe that our on-line cash management strategy provides our business customers with the financial tools they need to succeed in their business ventures.

bankvestors


FOOTHILL INDEPENDENT BANK

Throughout the year as we ran the day to day operations of the Bank, we also complied with the Sarbanes-Oxley Act of 2002 (SOX). This act represents legislative changes to financial practice and corporate governance regulation designed "to protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to the securities laws." Section 404 of SOX requires an annual management report on, and auditor attestation, of a company's internal controls over financial reporting. Complying with Section 404 demanded significant time, energy and resources. Some of the work was outsourced, however a large number of our employees added this burdensome project to their current daily workload. Once again, we counted on and received the support of our employees who rose to and met the challenges of SOX compliance.

Southern California's economy remains strong particularly in the Inland Empire, which includes parts of San Bernardino and Riverside Counties. Over 50% of our branches are located in this region that is ripe with retail and commercial properties, manufacturing, affordable housing and the fastest growing population in the country. Our branches in the Inland Empire have contributed to our sizable deposit growth, by building new and expanding existing relationships. We continue to look for a suitable acquisition candidate or locations for new branches in this region because it should create the most opportunities for rapid growth. In the meantime, we are utilizing cost savings measures and revenue enhancements to maximize profitability in all of our existing locations.

Our solid performance in 2004 including record profits, strong loan demand, and continued proficiency in building core deposits are the established foundation that will sustain our success into the future. Going forward in 2005, we will build on this foundation by strengthening our current customer relationships and consistently developing new ones, by maintaining the support of our shareholders, and most importantly by depending upon the dedication and commitment of our outstanding team of employees. Thank you for affirming our vision through your ongoing investment in the Company.

George E. Langley
President & CEO

hieveability



ENDENT BANK

It's our super

A New Way

We call it...superbankability! It's just another way of saying Foothill has the best employees, service and products in town. It's no secret that we are a successful, established, community-focused bank with a reputation for providing Platinum Service. In fact, we're so good at delivering an exceptional banking experience combined with quality, leading edge products and relationship-building services that we have created our own language and unique way of servicing our customers. Please join us as we redefine banking...because no matter how you say it, we're the best bank in town!

unbanktypical

Traveling managers who meet with our customers at their place of business, service professionals who personally answer the phone at each of our locations and trained moneyologists to customize deposit and loan relationships are just a few of the unbanktypical experiences our customers can expect from us. The ability to deliver these experiences in a consistent and client-centric manner throughout all of our service delivery channels, including automated services, is yet another factor that distinguishes us in our marketplace.


unbanktypical
FOOTHILL INDEPENDENT BANK

tellerific

Our branch tellers are among the best service professionals in the banking industry and an important part of the experience of being a Foothill Independent Bank customer. Knowing customers by name, providing assistance so that customers' time is well spent in our branch lobbies, offering suggestions and new ideas to help customers improve their banking relationship are among just a few examples of our extremely friendly teller service. We understand the value of a great, service-rich atmosphere and credit the tellerific people who fulfill the promise of our renowned Platinum Service to create heightened customer retention value.

superserviceticated

We believe that providing quality customer service is fundamental to any successful organization... delivering beyond customer's service expectations is what we call being superservisticated.Whether we're opening our branch lobbies before posted hours, closing late or helping our customers with a special request, we value customer satisfaction and appreciate that our customers are our primary reason for being. While other banking institutions may be looking to rejuvenate a service culture that has long been superceded with automation and incentives to avoid visiting or contacting a branch in person, we stand true to our original values and vision to provide personal, interactive service tailored to the businesses and residents in the communities we serve.

ultraflexibizable

At Foothill Independent Bank, we have an unusual and highly desirable ability to have flexible business banking relationships. Whether it's customizing a deposit relationship, financing or electronic cash management services, our abilities to create an infinite combination of solutions gives our customers a competitive advantage to conducting business while working with a relationship banking professional who takes the time to understand our customer's business goals, objectives and challenges.

Our business to business approach is like-minded as our relationship banking professionals live within the communities we serve and know the demands our fellow local businesses face day to day. Understanding these challenges and community awareness gives our business customers a perspective they simply cannot receive from another bank.

ultraflex

FOOTHILL INDE

bankability...

multidimensional

Our description of the many options customers have to bank in person, on-line, by phone...or all of the above. Foothill customers benefit from any combination of convenience banking services such as Internet banking, bill payment, and telephone access...all of which are available anytime, and anywhere an Internet or phone connection is available. By simply visiting our Web site at *www.foothillbank.com*, customers may view a live Internet banking demonstration, enroll, customize their options, and apply for additional bank services such as loans, deposit accounts and more.

Business customers may also benefit from technologically advanced cash management services such as ACH origination, positive pay, account reconcilement and more. Maintaining a steady pace with service technology is an important element to our customer-focused commitment and continues to evolve as our customers' objectives and needs change.

outstandachieveability

We consistently achieve top-merit designations as the result of striving to maintain a high standard of soundness, strength and growth. Bank rating firms including the Findley Reports, Bauer Financial Reports and Veribanc, Inc. continue to recognize Foothill Independent Bank with awards for strength and stability. The experts...our customers...also agree. Each day we receive customer ratings that indicate our service satisfaction is well above industry standards.

unbanklicated

Simplicity, at its best, means being distinct without being complicated. Are banking basics such as extended hours, drive-up windows with real tellers, a personal phone call when an account error may occur...simple? Yes. Unbanktypical? Definitely! Being large enough to provide progressive services while remaining rooted deeply enough in our community values to appreciate that our customers want a smooth relationship is an easy, straightforward approach that continues to create a buzz.

communamental

A special community focused attitude found only at Foothill Independent Bank, which means that our team members contribute thousands of hours each year to local non-profit groups, civic organizations and service clubs that give back to the communities we serve. Our hands-on approach to participating in the betterment of life for our community's residents and businesses fulfills our original founders' vision for a bank that works to serve and be of service to our local community.

Life should be totally bankeffortless.


FOOTHILL INDEPENDENT BANK

Remaining true to our core business of providing traditional banking products with unsurpassed personal service is the essence of our success. A dedicated team of talented service professionals bring this brand image to life for our customers, shareholders and community. As we further align our distinct company focus with continued success in mind, we intend to stay true to our vision that our customers are our primary reason for being.

ibizable


ENDENT BANK

Management's Discussion and Analysis of Financial Condition & Results of Operations

GENERAL

The following discussion should be read in conjunction with our audited consolidated financial statements, and the footnotes thereto, contained elsewhere in this report and the statements regarding forward-looking information and the factors that could affect our future performance described below in this Report.

Our principal operating subsidiary is Foothill Independent Bank (the "Bank"), which is a California state chartered bank and a member of the Federal Reserve System. The Bank accounts for substantially all of our consolidated revenues and income. Accordingly, the following discussion focuses primarily on the Bank's operations and financial condition.

FORWARD-LOOKING STATEMENTS

The discussion below in this Section of this Annual Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "1933 Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "1934 Act"). Those Sections of the 1933 Act and 1934 Act provide a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their financial performance so long as they provide meaningful, cautionary statements identifying important factors that could cause actual results to differ significantly from projected results. Forward-looking statements often include the words "believe," "expect," "anticipate," "intend," "plan," "estimate," "project," or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could," or "may." Any statements as to our expectations or beliefs concerning, or projections or forecasts of, our future financial performance or future financial condition, or with respect to trends in our business or in our markets, are forward-looking statements. Factors that could affect our future operating results and cause them to differ, possibly significantly, from those currently anticipated are described in this Section of this Report, including in the subsections entitled "Critical Accounting Policies" and "Factors That Could Affect Our Future Financial Performance" and, accordingly, this Section of this Report should be read in its entirety.

CRITICAL ACCOUNTING POLICIES

Overview. Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and general practices in the banking industry. The information contained within our financial statements is, to a significant extent, based on approximate measures of the financial effects of transactions and events that have already occurred. However, the carrying value of some of our assets can be affected by the estimates and judgments we make about anticipated future events and circumstances and business and economic trends, and their effects on our business. In many cases, the occurrence or non-occurrence and the effects of those events and circumstances are outside of our control. As a consequence, if events or circumstances, or their consequence, turn out differently than we had anticipated when we made our estimates or judgments, our operating results in the future also could prove to be different, possibly materially, than those that are currently expected.

Judgments Regarding Reserves for Potential Loan Losses. The accounting policies we follow in determining the sufficiency of the reserves we establish for possible loan losses require us to make judgments and assumptions about economic and market conditions and trends that can affect the ability of our borrowers to meet their loan payment obligations. For example, if economic or market conditions were to change in an unexpectedly adverse manner or interest rates were to increase beyond the levels expected by us when we established the reserves for loan losses, those changed conditions could increase the risks of borrower payment defaults, which could require us to increase our reserves for possible future loan losses. Since reserves are increased by a charge against income (known as the "provision for loan losses"), such changed conditions could cause our earnings to decline in the period when those increases are recorded. (A more detailed discussion regarding the provision for loan *losses is set forth below in the subsection entitled "Results of Operation — Provision for Loan Losses".) Additionally, conditions or events of this nature could require us to* reduce the carrying values of the loans that are affected by these conditions (often referred to as "loan write-downs or "loan charge-offs"). Since loans represent the largest component of our total assets, unanticipated changes in economic or market conditions potentially can have a significant effect on the amount of our reported assets as set forth on our balance sheet.

Utilization of Deferred Income Tax Benefits. The provision that we make for income taxes in our statements of income is based on, among other things, our ability to use certain income tax benefits available under state and federal income tax laws to reduce our income tax liability. As of December 31, 2004, the total of the unused income tax benefits (referred to in our consolidated financial statements as a "deferred tax asset"), available to reduce our income taxes in future periods was $3,382,000. Those tax benefits will expire over time unless used and, therefore, the realization of those tax benefits is dependent on our generating taxable income in the future in amounts sufficient to enable us to use those tax benefits prior to their expiration. We have made a judgment, based on historical experience and current and anticipated market and economic conditions and trends, that it is more likely than not that we will generate taxable income in future years sufficient to fully use those benefits. In the event, however, that our income was to decline in future periods, making it less likely that those benefits could be fully used, we would be required to establish a valuation reserve to cover the potential loss of those tax benefits. The creation of such an allowance would result in an increase in the provision we make for income taxes, and, therefore, would have the effect of reducing our net income.

RESULTS OF OPERATIONS

Overview of Fiscal 2004 Operating Results

The principal determinant of a banking organization's income is its net interest income, which is the difference between the interest that a bank earns on loans, investments and other interest earning assets, and its interest expense, which consists primarily of the interest it must pay to attract and retain deposits and the interest that it pays on other interest bearing liabilities. A bank's interest income and interest expense are, in turn, affected by a number of factors, many of which are outside of our control, that affect interest rates and also the demand for loans and the ability of borrowers to meet their loan obligations. Those factors include the monetary policies of the Federal Reserve Board, national and local economic conditions, and competition from other depository institutions and financial services companies.

The following table sets forth information regarding the interest income that we generated, the interest expense that we incurred, and our net interest income and our net earnings, in years ended December 31, 2004, 2003 and 2002:

	Year Ended December 31,		
	2004	2003	2002
		(In thousands)	
Interest Income	$37,030	$35,680	$34,811
Interest Expense	4,467	4,283	5,039
Net interest income	32,563	31,397	29,772
Net Income	$ 9,355	$ 8,421	$ 7,694

During 2001 the Federal Reserve Board adopted and began implementing a monetary policy that was designed to reduce market rates of interest in an effort to stimulate the U.S. economy, which was heading into recession. That policy continued throughout 2002 and 2003, as a hoped-for economic recovery had been slow to develop. Pursuant to that policy, the Federal Reserve Board reduced interest rates throughout that period, which caused the prime rate of interest charged by most banks to decline from a high of 9.50% to 4.75% in 2001, to 4.25% in November 2002 and, finally, to 4.00% in June 2003. Those monetary policies, combined with the continued softness in the United States economy, caused the average rate of interest earned on our interest earning assets to decline to 5.5% in fiscal 2004 from 6.0% in fiscal 2003 and from 6.6% in fiscal 2002.

Despite these declines in the yields on our interest earning assets, in fiscal 2004 we achieved a $934,000, or 11.1%, increase in net earnings to nearly $9.4 million in fiscal 2004 from $8.4 million in fiscal 2003. This increase in net income in 2004 was primarily attributable to

- an increase of $1.17 million in net interest income;

- an increase in non-interest bearing demand and lower interest bearing savings and money market deposits, and a decline in higher interest-bearing time deposits, in each case relative to total deposits, which largely offset the effect of an increase in the volume of total deposits and increasing interest rates on interest expense; and
- a reduction in the growth of non-interest expenses, which increased by only $95,000, or less than 0.4%, in 2004 as compared to 2003, even though our total revenues (net interest income plus other income) increased by $1.1 million or 3.1% in fiscal 2004.

As the following table indicates, net earnings for 2004 represented a return on average assets of 1.25% and a return on average equity of 15.05%, compared to 1.29% and 14.35%, respectively, for 2003.

	2004	2003	2002
Return on Assets	1.25%	1.29%	1.34%
Return on Equity	15.05%	14.35%	14.07%
Dividend Payout Ratio	51.80%	53.54%	33.86%
Equity to Asset Ratio	8.33%	8.99%	9.53%

On June 30, 2004, the Federal Reserve Board increased targeted interest rates by one-quarter percent, the first such increase in three and one-half years. Since then, the FRB has increased interest rates on five additional occasions, the most recent occurring on February 2, 2005 each time by one-quarter percent. Those increases, in turn, have led to increases in our prime rate of interest, as well as those charged by most banks, to a current level of 5.50%. Current forecasts project further increases in the prime rate of interest to 6.50% or 7.00% by the end of calendar 2005. If those projected interest rate increases do occur, we expect that our net interest margin and, therefore, also our net interest income will increase modestly during the fiscal year that ended December 31, 2005.

Results of Operations for the Years ended December 31, 2004 and 2003.

Net Interest Income. The following table sets forth, for the years ended December 31, 2004, 2003 and 2002, respectively, our interest income and interest expense and our net interest income (in thousands of dollars) and the net yields on average earning assets during those periods.

	Years Ended December 31,		
	2004	2003	2002
Total interest income[1][2]	$ 37,456	$ 35,993	$ 35,165
Total interest expense[3]	$ 4,467	$ 4,283	$ 5,039
Net interest income[1][2]	$ 32,989	$ 31,710	$ 30,126
Net average earning assets[2]	$687,238	$602,457	$529,174
Net yield on average earning assets[1][2][4]	4.8%	5.3%	5.7%
Net yield on average earning assets[1][2][5]	4.6%	4.8%	5.4%

[1] Interest income includes the effects of tax equivalent adjustments on tax exempt securities and leases using tax rates that approximate 35.6 percent for 2004, 35.9 percent for 2003 and 36.3 percent for 2002. Net yield on average assets excludes loan fees.

[2] Loans, net of unearned discount, do not reflect average reserves for possible loan losses of $4,975,000 in 2004, $4,711,000 in 2003 and $4,378,000 in 2002. Loan fees of $1,456,000 in 2004, $2,581,000 in 2003 and $1,463,000 in 2002, are included in interest income. Average loan balances include loans placed on non-accrual status during the periods presented, but interest on such loans has been excluded. There was one non-accruing loan of $127,000 (0.02% of total loans outstanding) at December 31, 2004, and three non-accruing loans totaling $608,000 (0.1% of total loans outstanding) at December 31, 2003 and four non-accruing loans totaling $1,455,000 (0.4%, of total loans outstanding) at December 31, 2002.

[3] Includes savings, money market deposit accounts and time certificates of deposit.

[4] Net yields were determined inclusive of loan fees.

[5] Net yields were determined exclusive of loan fees.

Increase in interest income. The increase in interest income in fiscal 2004 was primarily attributable to the following factors (set forth in order of importance in terms of their effect on interest income):

- increases in loan volume and in investment securities; and
- an increase in loan prepayment fees, due to refinancings of mortgage loans, or mortgage loan payoffs on sales of real properties, by borrowers who chose to take advantage of declining interest rates or increasing property values in our markets.

Although these mortgage loan refinancings and payoffs generated increased fee income that helped to increase our interest income in 2004, they could have the effect of reducing average yields on outstanding loans and, therefore, our net interest margin in future periods, because the loans that were refinanced or repaid generally bore interest at higher rates, than the other loans in our loan portfolio.

Increase in interest expense. The increase in interest expense was primarily attributable to the increase in the volume of interest bearing checking, savings and money market deposits, partially offset by a decline in time deposits which bear higher rates of interest.

Information Regarding Average Interest Earning Assets and Interest Bearing Liabilities. The following table sets forth (i) the average amounts of and the average interest rates charged on our interest earning assets and (ii) the average amounts of and the average interest rates paid on our interest bearing liabilities. Averages were computed based upon daily balances and dollars are in thousands.

	2004			2003			2002		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Earning Assets:									
Investment Securities									
U.S. Treasury	$ 863	$ 18	2.1%	$ 555	$ 17	3.1%	$ 349	$ 15	4.3%
U.S. Government Agencies	139,477	4,365	3.1	95,771	2,973	3.1	43,629	2,007	4.6
Municipal Securities[1]	15,345	1,023	6.7	7,992	600	7.5	8,119	657	8.1
Other Securities	4,779	184	3.9	3,127	100	3.2	16,426	390	2.4
Total Investment Securities	160,464	5,590	3.5	107,445	3,690	3.4	68,523	3,069	4.5
Federal Funds Sold	46,176	653	1.4	34,370	359	1.0	27,504	430	1.6
Due from Banks - Time	7,934	136	1.7	8,320	122	1.5	7,544	194	2.6
Loans[2]	472,250	31,045	6.6	451,351	31,742	7.0	424,443	31,379	7.4
Lease Financing[1]	414	32	7.7	971	80	8.2	1,160	93	8.0
Total Interest-Earning Assets[1]	$687,238	$37,456	5.5%	$602,457	$35,993	6.0%	$529,174	$35,165	6.6%
Interest Bearing Liabilities:									
Domestic Deposits and Borrowed Funds:									
Savings Deposits[3]	$351,309	$ 3,226	0.9%	$288,756	$ 2,585	0.9%	$242,305	$ 2,784	1.1%
Time Deposits	70,801	847	1.2	80,612	1,325	1.6	88,824	2,216	2.5
Short-Term borrowings	—	—	0.0	—	—	0.0	—	—	0.0
Long-Term borrowings	8,248	394	4.8	8,248	373	4.5	667	39	3.7
Total Interest-Bearing Liabilities	$430,358	$ 4,467	1.0%	$377,616	$ 4,283	1.1%	$331,796	$ 5,039	1.5%

[1] Interest income includes the effects of tax equivalent adjustments on tax exempt securities and leases using tax rates that approximate 35.6% for 2004, 35.9% for 2003 and 36.3% for 2002.

[2] Loans, net of unearned discount, do not reflect average reserves for possible loan losses of $4,975,000 in 2004, $4,711,000 in 2003, and $4,378,000 in 2002. Loan fees of $1,455,000 in 2004, $2,582,000 in 2003, and $1,463,000 in 2002 are included in interest income. Average loan balances include loans placed on non-accrual status during the periods presented, but interest on such loans has been excluded. There was one non-accruing loan of $127,000 (0.023 of total loans outstanding) at December 31, 2004, three non-accruing loans totaling $608,000 (0.1% of total loans outstanding) at December 31, 2003 and four non-accruing loans totaling $1,455,000 (0.4%, of total loans outstanding) at December 31, 2002.

[3] Includes NOW and Money Market Deposit Accounts.

Net Interest Margin, Rate Sensitivity and Market Risk.

Net Interest Margin and Rate Sensitivity. Net interest margin is the difference between the interest we earn on our loans and other interest earning assets, on the one hand, and the interest we pay on deposits and other interest bearing liabilities on the other hand, and is the principal determinant of net interest income.

Like other banking organizations, our net interest margin is affected by a number of factors, including the relative percentages or the "mix" of:

- our assets, between loans, on the one hand, on which we are able to obtain higher rates of interest, and investment securities, federal funds sold and funds held in interest-bearing deposits with other financial institutions, on the other hand, on which yields generally are lower;
- variable and fixed rate loans in the loan portfolio; and
- demand, savings and money market deposits, on the one hand, and higher priced time deposits, on the other hand.

Impact of Changes in the Mix of Earning Assets and in the Mix of Interest Bearing Liabilities. The increase in net interest income in 2004 was due primarily to (i) an increase in the volume of our outstanding loans, which we believe was attributable principally to marketing programs conducted in 2004, (ii) an increase in the volume of investment securities, funded, in part, from reductions in other, lower yielding, earning assets, and (iii) the effects of a decline in interest rates paid on interest bearing deposits during the first nine months of 2004, coupled with a reduction in the volume of our higher-priced time deposits that resulted from a decision we made to allow some of those deposits to "run off" rather than to seek their renewal.

The following table sets forth changes in interest earned, including loan fees, and interest paid in each of the years ended December 31, 2004 and 2003 and the extent to which those changes were attributable to changes in the volume or changes in the mix of interest-earning assets and changes in the volume or changes in the mix of interest-bearing liabilities. Changes in interest earned and interest paid due both to rate and volume changes have been allocated to the change due to volume and the change due to rate in proportion to the relationship of the absolute dollar amounts of the changes in each category. (Amounts are in thousands).

	Investment Securities						
Interest Earned On	**Taxable**	**Non-Taxable[1]**	**Federal Funds Sold**	**Loans[1]**	**Direct Lease Financing[1]**	**Time Deposits**	**Total**
2004 compared to 2003:							
Increase (decrease) due to:							
Volume Changes	$ 430	$ 923	$ 145	$ 1,430	$(43)	$ (6)	$ 2,879
Rate Changes	1,047	(500)	149	(2,127)[2]	(5)	20	(1,416)
Net Increase (Decrease)	$ 1,477	$ 423	$ 294	$ (697)	$(48)	$ 14	$ 1,463
2003 compared to 2002:							
Increase (decrease) due to:							
Volume Changes	$ 438	$ (36)	$ 92	$ 1,972	$(16)	$ 18	$ 2,468
Rate Changes	240	(21)	(163)	(1,609)[2]	3	(90)	(1,640)
Net Increase (Decrease)	$ 678	$ (57)	$ (71)	$ 363	$(13)	$(72)	$ 828

Interest Paid On:	**Savings Deposits**	**Other Time Deposits**	**Long Term Borrowings[3]**	**Short Term Borrowings**	**Total**
2004 compared to 2003					
Increase (decrease) due to:					
Volume Changes	$ 573	$ (147)	$—	$—	$ 426
Rate Changes	68	(331)	21	—	(242)
Net Increase (Decrease)	$ 641	$ (478)	$ 21	$—	$ 184
2003 compared to 2002					
Increase (decrease) due to:					
Volume Changes	$ 479	$ (190)	$345	$—	$ 634
Rate Changes	(678)	(701)	(11)	—	(1,390)
Net Increase (Decrease)	$(199)	$ (891)	$334	$—	$ (756)

[1] Interest income includes the effects of tax equivalent adjustments on tax exempt securities, loans and leases using tax rates which approximate 35.6% for 2004 and 35.9% in 2003.

[2] Includes a decrease in loan fees of $1,126,000 in 2004 and an increase in loan fees of $1,119,000 in 2003. In 2002 loan fees declined by $100,000.

[3] Long term borrowings in 2004, 2003 and 2002 consist of junior subordinated debentures issued in December 2002. Those debentures mature in 30 years and bear interest at a rate equal to the three-month LIBOR (London Inter Bank Offered Rate) rate plus 3.25%. The interest rate on those borrowings in effect at December 31, 2004 was 5.80%.

Impact on Net Interest Margins of the Mix of Fixed and Variable Rate Loans. As a general rule, in an interest rate environment characterized by declining market rates of interest, which occurred during the period from 2001 to mid-2004, a bank with a relatively high percentage of variable rate loans would experience a decline in net interest margins because such loans would have "repriced" automatically when market rates of interest declined. By contrast, as a general rule, a bank with a large proportion of fixed rates loans would have experienced an increase in net interest margins, because (i) the interest rates on those fixed rate loans would not have declined in response to declines in market rates of interest (although such declines might eventually have resulted in early prepayments of some of those loans by borrowers seeking to refinance at lower rates of interest), and (ii) the interest paid on its deposits would have declined. In a period of increasing interest rates, however, the interest margin of banks with a high proportion of fixed rate loans generally will suffer because they will be unable to "reprice" those loans to fully offset the increase in the rates of interest they must offer to retain maturing time deposits and attract new deposits. A bank with a higher proportion of variable loans in an environment of increasing market rates of interest will, on the other hand, generally be able to offset more fully the impact of rising rates of interest on the amounts they must pay to retain existing and attract new deposits.

The following table sets forth the maturities of our loans, and the mix of fixed and variable rate loans, as of December 31, 2004 (in thousands):

	Maturing			
	Within One Year	**One to Five Years**	**After Five Years**	**Total**
Total fixed rate loans	$ 4,922	$53,892	$278,646	$337,460
Total variable rate loans	32,918	29,493	106,204	168,615
Total	$37,840	$83,385	$384,850	$506,075

Impact on Net Interest Margins of the Mix of Demand, Savings and Time Deposits. In a period of declining market rates of interest, all other things being equal, a bank with a greater proportion of demand, savings and money market deposit accounts ("core deposits"), as compared to time deposits, is likely to have, at least for the short term, a higher interest margin than a bank with a greater proportion of time deposits. A bank with a higher proportion of time deposits must wait for its time deposits to mature before it can implement reductions in the rates of interest it must pay on those deposits in response to declining market rates of interest. By contrast, such reductions can be implemented more quickly on savings and money market deposits. In a period of increasing market rates of interest, all other things being equal, a bank with a higher proportion of time deposits will generally have, at least for the short term, a higher interest margin than a bank with a higher proportion of savings deposits and a lower proportion of time deposits, because a bank need not increase the interest it pays on its time deposits until they mature, while it will usually have to increase its interest rates on savings and money market deposits to be able to retain them in response to increasing market rates of interest and competition from other depository institutions.

The average amounts (in thousands) of and the average rates paid on our deposits, by type, in the year ended December 31, 2004 are summarized below:

	Year ended December 31, 2004	
	Average Balance	Average Rate
Noninterest bearing demand deposits	$248,386	0.0%
Savings Deposits[1]	351,309	0.9%
Time Deposits[2]	70,801	.1.2%
Total Deposits	$670,496	0.6%

Market Risk and Net Interest Margin in 2004 and 2003. As demonstrated by the impact of the reductions in market rates of interest during the three year period that ended in June 2004, our net interest margin and, therefore, our net interest income and net earnings are affected by changes in market rates of interest (which we sometimes refer to as "market risk"). We attempt to reduce our exposure to market risk associated with interest rate fluctuations by seeking (i) to attract and maintain a significant volume of demand and savings deposits that are not as sensitive to interest rate fluctuations or as costly as are time deposits, (ii) to match opportunities to "reprice" interest earning assets and interest bearing liabilities in response to changes in market rates of interest, and (iii) to change the mix of interest earning assets and interest bearing liabilities in a manner that is designed to achieve increases in net interest income.

In an effort to counteract the downward pressure on net interest margin, during the past year we have (i) continued sales and marketing programs that are designed to increase our volume of loans, on which yields are higher than other earning assets, (ii) continued marketing programs designed to attract lower cost and less volatile core deposits while allowing higher priced time deposits to "run-off," in order to reduce our interest expense; and (iii) continued a loan repricing policy, first implemented in 2003, which places an interest rate "floor," currently at 4.59%, that is applicable to all new variable interest rate loans that we make. There is also an interest "cap" on these loans, which is currently at 8.99%.

As a result of these measures, at December 31, 2004:

- the volume of outstanding loans was $45.8 million, or 10.0%, greater than at December 31, 2003;
- the volume of demand, savings and money market deposits (which are sometimes referred to as "core deposits") was $93.7 million, or 17.4%, greater than at December 31, 2003, and represented 89% of total deposits as compared to 88% at December 31, 2003; and
- time deposits (including those in denominations of $100,000 or more) represented 11%, of total deposits, as compared to 12% at December 31, 2003.

Despite these measures, our net interest margin (that is, tax-adjusted net interest income stated as a percentage of average interest-earning assets) was 4.80% for the year ended December 31, 2004, compared to 5.27% for the year ended December 31, 2003. That decline was primarily due to the decrease in market rates of interest during the first nine months of 2004. However, notwithstanding that decline we believe that our net interest margin continues to exceed the average net interest margin for California-based, publicly traded banks and bank holding companies with assets ranging from $500 million-to-$1 billion (Peer Group Banks), primarily because we have been able to maintain the ratio of demand and savings deposits to total deposits at a higher level than that of the Peer Group Banks and to increase the volume of our loans which generate higher yields than do our other interest earning assets.

The ability to maintain our net interest margin is not entirely within our control, however, because the interest rates we are able to charge on loans and the interest rates we must offer to maintain and attract deposits are affected by national monetary policies established and implemented by the Federal Reserve Board and by competitive conditions in our service areas.

Moreover, the effect on a bank's net interest margin of changes in market rates of interest is affected by the types and maturities of its earning assets and deposits. For example, a bank with a relatively high percentage of fixed rate loans will often encounter an increase in prepayments of those loans during periods characterized by declining market rates of interest, thereby offsetting the potential positive impact of the fixed rate loans on net interest margins. Additionally, a change in interest rates paid on deposits in response to changes in market rates of interest can be implemented more quickly in the case of savings deposits and money market accounts than with respect to time deposits as to which a change in interest rates generally cannot be implemented until such deposits mature. Also, a change in rates of interest paid on deposits can and often does lead consumers to move their deposits from one type of deposit to another or to shift funds from deposits to non-bank investments or from such investments to bank deposit accounts or instruments, which will affect a bank's net interest margin.

Provision for Loan and Lease Losses. Like virtually all banking organizations, we follow the practice of maintaining a reserve (the Loan Loss Reserve) for possible losses on loans and leases that occur from time to time as an incidental part of the banking business. When it is determined that payment in full of a loan has become unlikely, the carrying value of the loan is reduced to what we estimate is its realizable value. This reduction, which is referred to as a loan "charge-off" or "write-down," is charged against and, to that extent, reduces the amount of our Loan Loss Reserve. We also periodically increase the Loan Loss Reserve (i) to replenish that Reserve after it has been reduced due to loan charge-offs, (ii) to reflect changes in the volume of our outstanding loans, and (iii) to take account of increases in the risk of potential losses, which can occur due to a deterioration in the condition of borrowers or in the value of the property or other assets securing non-performing loans, or due to adverse changes in national or local economic conditions. Those increases and additions are made through a charge against income referred to as the "provision for loan and lease losses." Recoveries of loans previously charged-off are added back to and, to that extent, increase the Loan Loss Reserve and, therefore, may reduce the amount of the provision that we would need to make to maintain the Loan Loss Reserve at a level that we believe to be adequate.

We employ economic models that are based on bank regulatory guidelines, industry standards and historical experience, to evaluate and determine the adequacy of our Loan Loss Reserve and, therefore, also the amount of the provision that we make for potential loan losses. However, those determinations involve judgments or forecasts about existing economic trends and future economic and market conditions, and about the impact those trends and conditions may have on the ability of borrowers to repay their loans. Those judgments and forecasts are subject to uncertainties over which we have no control and, as a result, actual trends or future conditions and their effects on the performance of our loan portfolio, may differ, possibly significantly, from those anticipated by us at the time we make judgments about the adequacy of our Loan Loss Reserve and the need to make additional provisions for potential loan losses. Additionally, the actual performance of our portfolio of loans in the future also can be affected by unanticipated events or conditions that might affect our particular service areas, such as earthquakes or other natural disasters. See the discussion above under the caption "Critical Accounting Policies" and below under the caption "Factors That Could Affect Our Future Financial Performance." Since loans represent the largest portion of our total assets, these judgments and forecasts can have a significant effect on the amount of our reported assets as set forth on our balance sheet. Those judgments also determine the amount of the provisions we make for possible loan losses and, therefore, can have a significant effect on our operating results, as well. If conditions or circumstances change from those that were expected at the time those judgments or forecasts were made, it could become necessary to increase the Loan Loss Reserve by making additional provisions for loan losses that would adversely affect our operating results. Additionally, to the extent those conditions or events were to result in loan charge-offs, the total amount of our reported loans would decline as well.

One circumstance that could affect the adequacy of our Loan Loss Reserve would be an adverse change in the financial condition of some of our borrowers. As a result, we review trends in loan delinquencies and in non-accrual loans as one of the indicators of the financial condition of our borrowers. An increase in loan delinquencies or non-accrual loans would indicate that some of our borrowers are encountering financial difficulties; while a decline in loan delinquencies and, particularly in non-accrual loans, would suggest that borrowers are not encountering such financial problems.

The following table sets forth an analysis of our loan loss experience, by category, for the past three years (with dollars in thousands).

	Year Ended December 31,		
	2004	2003	2002
Average amount of loans and leases outstanding[1]	$472,664	$452,322	$ 425,603
Loan and lease loss reserve at beginning of year	4,947	4,619	4,206
Charge Offs – Domestic Loans[2]:			
Commercial, financial and agricultural	(74)	—	(77)
Real Estate-construction	—	—	—
Real Estate-mortgage	—	(25)	—
Consumer	(15)	(46)	(18)
Lease Financing	—	(12)	—
Other	—	—	—
Total Charge-Offs	(89)	(83)	(95)
Recoveries – Domestic Loans[2]:			
Commercial, financial and agricultural	126	62	46
Real Estate-construction	—	—	—
Real Estate-mortgage	26	—	—
Consumer	6	1	2
Total Recoveries	158	63	48
Net Recoveries (Net Charge-Offs)	69	(20)	(47)
Additions charged to operations	—	348	460
Loan and lease loss reserve – balance at end of year	$ 5,016	$ 4,947	$ 4,619
Ratios:			
Net charge-offs to average loans/leases outstanding during the year	(0.015)%	0.004 %	0.011 %
Loan loss reserve to total gross loans	1.00 %	1.08 %	1.04 %
Net loan charge-offs to loan loss reserve	(1.38)%	0.40 %	1.02 %
Net loan charge-offs to provision for loan losses	0.00 %	5.75 %	10.22 %
Loan loss reserve to non-performing loans	3949.61 %	813.65 %	317.46 %

[1] Net of unearned discount.

[2] We do not have any loans outstanding to borrowers in foreign countries and therefore there are no foreign loan charge-offs or recoveries to report for any of the periods presented in the table above.

We did not make any provisions for potential loan losses during 2004. By contrast, in 2003 we made provisions totaling $348,000. Our decision not to make any provisions in 2004 for potential loan losses was based on our review of the quality of our loans, our historical loan loss experience in the prior two years during which loan losses were immaterial despite difficult economic conditions, and our forecasts of economic and market trends, all of which led us to conclude that our Loan Loss Reserve remained adequate to cover possible future loan losses. At December 31, 2004 the Loan Loss Reserve was approximately $5,016,000 or 1.00% of total loans and leases outstanding, compared to approximately $4,947,000 or 1.08% of total loans and leases outstanding at December 31, 2003. While we did not make a provision in 2004 for potential loan losses, we did make a $78,000 provision to the reserve for potential losses on off-balance sheet commitments in the third quarter of 2004. That provision, which is recorded as part of our other expenses, was necessitated by an increase in the balance of outstanding unfunded lines of credit during that period and was not due to any perceived change of an adverse nature in the financial condition of customers to which unfunded lines of credit had been made.

At December 31, 2004, non-performing loans (which consist primarily of loans for which there have been no payments of principal or interest for more than 90 days) totaled $127,000, or 0.02% of total loans then outstanding, compared to $608,000, or 0.1%, of total loans outstanding at December 31, 2003 and $1,455,000 or 0.4% of total loans outstanding at December 31, 2002. As a result of that improvement, coupled with the provisions made for potential loan losses in fiscal 2004, the ratio of our Loan Loss Reserve to non-performing loans improved to 3949.61% at December 31, 2003, as compared to 813.65% and 317.468% at December 31, 2003 and 2002, respectively.

Non-Interest Income. The following table identifies the components of and the percentage changes in non-interest income in 2004 as compared to 2003.

	Year Ended December 31,		%Increase (Decrease)
	2004	2003	2004 vs. 2003
Non Interest Income	(Dollars in thousands)		
Services fees	$4,999	$5,000	(0.2)%
Gain on sale of SBA loans	5	5	N/M
Other	581	608	(4.4)%
	$5,585	$5,613	(0.5)%

The decrease in non-interest income was primarily attributable to decreases in transaction fees and service charges collected on deposits and other banking transactions as compared to 2003.

Non-Interest Expense. Non-interest expense (also sometimes referred to as "other expense") consists primarily of (i) salaries and other employee expenses, (ii) occupancy and furniture and equipment expenses, and (iii) other operating and miscellaneous expenses that include such expenses as insurance premiums, marketing expenses, data processing costs, professional fees and provisions made to establish contingency reserves, such as the $78,000 provision to the reserve for potential losses on off-balance sheet commitments discussed above.

In order to attract a higher volume of non-interest bearing demand and lower cost savings and money market deposits as a means of maintaining the Bank's net interest margin, it has been our policy to provide a higher level of personal service to our customers than the level of service that is typically provided by many of our competitors. As a result, we have more banking personnel than many of our competitors of comparable size, which is reflected in our non-interest expense. However, we believe that this higher level of service has helped us to retain our existing deposit customers and attract new customers, which has enabled us to achieve an average net interest margin that exceeds the average net interest margin of the banks in our Peer Group.

Set forth below is information regarding non-interest expense incurred by us in the years ended December 31, 2004 and 2003:

	Year Ended December 31,		%Increase (Decrease)
	2004	2003	2004 vs. 2003
	(Dollars in thousands)		
Non Interest Expenses			
Salaries and employee benefits	$11,697	$11,822	(1.1)%
Net occupancy expense of premises	2,631	2,496	5.4 %
Furniture and equipment expenses	1,665	1,537	8.3 %
Other expenses	7,617	7,660	(0.6)%
	$23,610	$23,515	0.4 %
Efficiency Ratio	63.0%	63.9%	

As the table above indicates, non-interest expense increased only modestly in 2004, as compared to 2003, as reductions in employee compensation expenses substantially offset increases in our net occupancy expense and expenses incurred in procuring additional equipment and furnishings. As a result of the fact that, in 2004, non-interest expense increased by only $95,000, while our net interest income increased by nearly $1.2 million, we were able to improve our efficiency ratio to 63.0% from 63.9% in 2003. The efficiency ratio is, basically, the ratio of non-interest expense (adjusted to exclude non-recurring expenses) to the sum of net interest income and non-interest income (as adjusted to exclude any non-recurring income).

Income Taxes. The following table sets forth comparative information regarding the provisions that we made for income taxes and our effective income tax rates for the periods ended December 31, 2004, 2003 and 2002, respectively:

	2004	2003	2002
Income before income taxes	$14,538	$13,147	$12,072
Provision for income taxes	5,183	4,726	4,378
Effective tax rate	35.7%	36.0%	36.3%

The increase in the provision for income taxes was primarily the result of the increases in our pre-tax income. As discussed above, under the caption "Critical Accounting Policies" our effective income tax rates reflect the beneficial impact of our ability to use certain income tax benefits available under state and federal income tax laws.

Financial Condition

Total Assets. Our total assets increased during 2004 by approximately $100.8 million, or 14.7%, to $786.9 million at December 31, 2004 from $686.2 million at December 31, 2003. Contributing to the growth of our assets in 2004 were increases of $45.5 million, or 10.0%, in outstanding loans and $49.0 million, or 33.7%, in our investment portfolio. Those increases were funded by the increase in total deposits.

The following table sets forth the dollar amounts (in thousands) of our interest earning assets at December 31:

	2004	2003
	(In thousands)	
Federal funds sold and overnight Repurchase Agreements	$ 28,900	$ 18,500
Interest-bearing deposits in other financial institutions	9,803	7,425
Investment securities held-to-maturity	7,980	8,900
Investment securities available-for-sale	186,575	136,650
Total Loans, net	500,607	455,101

We currently anticipate that we will achieve modest asset growth in the year ending December 31, 2005, which is expected to result from increased lending and deposit activity that we expect will be generated by our marketing programs.

Loans.

Types of Loans. Set forth below is information regarding the actual volume of our loans, by type or category of loan, at December 31:

	2004	2003	2002	2001	2000
Types of Loans			(In thousands)		
Commercial, financial and agricultural	$ 40,287	$ 44,855	$ 44,136	$ 48,077	$ 47,744
Real Estate construction	15,326	27,077	34,492	16,091	12,647
Real Estate mortgage	445,769	381,563	357,707	337,626	299,981
Consumer	3,101	3,816	4,073	4,718	6,400
Lease Financing	341	528	1,211	1,360	1,164
All other (including overdrafts)	1,251	2,263	508	626	679
Subtotal:	$503,075	$460,102	$442,127	$408,498	$368,615
Less:					
Unearned Discount	(452)	(54)	(67)	(92)	(141)
Reserve for loan and lease losses	(5,016)	(4,947)	(4,619)	(4,206)	(3,692)
Total	$500,607	$455,101	$437,441	$404,200	$364,782

Loan Maturities. The maturities of our loans, as of December 31, 2004, presented by type or category of loan, is set forth below (in thousands):

	Maturing			
	Within One Year	One to Five Years	After Five Years	Total
Commercial, financial and agricultural	$17,217	$10,885	$ 10,496	$ 38,598
Real Estate construction	5,981	2,221	7,124	15,326
Real Estate mortgage	12,024	68,816	366,618	447,457
Consumer	1,903	665	533	3,101
Lease Financing	0	341	0	341
All other	716	457	78	1,251
Total	$37,841	$83,385	$384,849	$506,075

Information Regarding Non-Performing Loans. The table which follows sets forth, as of the end of each of the years in the five year period ended December 31, 2004, the amounts of the Bank's loans (i) that were more than 90 days past due, (ii) as to which the terms of payment had been renegotiated (referred to as "troubled debt restructurings"), and (iii) that had been placed on non-accrual status.

	At December 31,				
	2004	2003	2002	2001	2000
			(In thousands)		
Loans More Than 90 Days Past Due[1]:					
Aggregate Loan Amounts:					
Commercial	$ 9	$—	$ —	$ 34	$ —
Real Estate	—	120	—	—	—
Consumer	1	—	5	—	17
Aggregate Leases	—	—	—	—	—
Troubled Debt Restructurings[2]	—	18	1,096	1,178	858
Non-Accrual Loans[3]	127	608	1,455	2,717	2,319
	$137	$ 746	$2,556	$3,929	$3,194

[1] Reflects loans for which there has been no payment of interest and/or principal for 90 days or more.

[2] The terms of the restructured loans did not involve any interest deferrals, and the amounts of interest collected in 2003, 2002, 2001 and 2000 were those required to have been paid in accordance with the original terms of those loans.

[3] There was one loan on non-accrual status at December 31, 2004, three loans at December 31, 2003, four loans at December 31, 2002, six loans at each of December 31, 2001 and December 31, 2000. The interest amounts that would have been collected on these loans had they remained current in accordance with their original terms were $-0- in 2004, $90,000 in 2003, $117,000 in 2002, $197,000 in 2001, and $644,000 in 2000.

Deposits. During 2004 we again conducted programs by which we were able to increase deposits to provide additional funds that we used to grow our loan and investment portfolios. Set forth below are the average amounts (in thousands) of, and the average rates paid on, deposits in each of 2004, 2003 and 2002:

	Year Ended December 31,					
	2004		2003		2002	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Noninterest-bearing demand deposits	$248,386	—	$212,278	—	$182,178	—
Savings deposits[1]	351,309	0.92%	288,756	0.89%	242,304	1.15%
Time deposits[2]	70,801	1.20%	80,612	1.64%	88,824	2.49%
Total deposits	$670,496	0.61%	$581,646	0.67%	$513,306	0.98%

[1] Includes NOW and Money Market Deposit Accounts.
[2] Includes time certificates of deposit in denominations greater than and less than $100,000.

As indicated in the above table, in 2004 the average volume of deposits increased by $88.2 million, or 15.1%, as compared to the volume of deposits during 2003. Contributing to that increase was an increase of $98.0 million, or 19.5%, in the volume of our average core deposits, made up of demand deposits, which do not bear interest, and savings and money market deposits, on which we pay lower rates of interests than on time deposits. At the same time, during 2004, we reduced the average volume of time deposits (including those in denominations of $100,000 or more) by $9.8 million, or 12.2%. As a result, our core demand, savings and money market deposits represented 89.0% of total deposits at the end of 2004 as compared to 87.8% at the end of 2003, with time deposits (including those in denominations of $100,000 or more) representing 11.0% of total deposits in 2004 as compared to 12.2% in 2003.

Liquidity Management. We have established liquidity management policies which are designed to achieve a matching of sources and uses of funds in order to enable us to fund our customers' requirements for loans and for deposit withdrawals. In accordance with those policies, we maintain a number of short-term sources of funds to meet periodic increases in loan demand and deposit withdrawals and maturities. At December 31, 2004, the principal sources of liquidity consisted of $23.6 million in cash and demand balances due from other banks and $28.9 million of Federal funds sold and overnight repurchase agreements which, together, totaled $52.5 million. Other sources of liquidity include $176.1 million in securities available for sale, of which approximately $10.9 million mature within one year; $0.3 million in securities held to maturity which mature within one year; and $9.8 million in interest-bearing deposits at other financial institutions, which mature in 6 months or less. In addition, substantially all of the Bank's installment loans and leases, the amount of which aggregated $3.4 million at December 31, 2004, require regular installment payments from customers, providing us with a steady flow of internally generated cash.

We also have a revolving line of credit from the Federal Home Loan Bank, under which available and unused borrowings totaled $35.0 million as of December 31, 2004. Borrowings under that credit line are secured by a pledge of some of our outstanding loans. We also have established loan facilities that would enable us to borrow up to $13 million of Federal funds from other banks and we have an account with the Federal Reserve Bank of San Francisco that will also allow us to borrow at its discount window should the need arise. Finally, if necessary, we could obtain additional cash by selling time certificates of deposit into the "CD" market. However, as a general rule, it has been and continues to be our policy to make use of borrowings under the credit line or loan facilities to fund short-term cash requirements, before selling securities or reducing deposit balances at other banks and before selling time certificates of deposit.

Cash Flows.

Net Cash Provided by Operations. During the year ended December 31, 2004 operations generated net cash of $9.4 million as compared to $4.6 million in the year ended December 31, 2003. This increase was primarily attributable to a $1.8 million increase in interest and fee income generated by our interest-earning assets and a $3.9 million increase in service fees and other income. By contrast, cash outflows, principally interest paid on interest-bearing deposits and cash paid to fund employee compensation expense and accounts payable, increased by only $870,000 in 2004 as compared to 2003.

Net Cash Used in Investment Activities. In 2004, we used cash of approximately $102.3 million for investment activities, consisting primarily of purchases of securities held for sale and increases in loan volume, that were funded primarily by sales of lower yielding held-for-sale securities, funds from increases in deposits, and decreases of deposits held at other banks.

Net Cash Provided by Financing Activities. Financing activities, consisting primarily of a $97.1 million increase in deposits and proceeds from the exercise of employee stock options, generated net cash of $92.3 million in 2004, as compared to $72.4 million in 2003. We used that cash in 2004 to funds the increases, as described above, in interest earning assets, principally loans and available-for-sale securities, and to pay cash dividends to our stockholders totaling $4.9 million and to repurchase $500,000 of our outstanding shares.

Contractual Obligations.

Set forth below is information regarding our material contractual obligations as of December 31, 2004:

Operating Lease Obligations. As of December 31, 2004, the amounts of our future minimum payment obligations (stated in thousands) under real property and equipment leases were:

Year	Amount
2005	$1,325
2006	1,046
2007	879
2008	744
2009	677
Thereafter	1,645
Total	$6,316

Maturing Time Certificates Of Deposits. Set forth below is a maturity schedule, as of December 31, 2004, of domestic time certificates of deposit of $100,000 or more (with amounts stated in thousands):

	At December 31, 2004
Three Months or Less	$19,542
Over Three through Six Months	5,777
Over Six through Twelve Months	5,725
Over Twelve Months	11,016
Total	$42,060

Based on our historical experience, we believe that at least 80% of these time certificates of deposit will be renewed by depositors, unless we decide to reduce the volume of such deposits by reducing the interest rates we will pay to maintain them.

Junior Subordinated Debentures. Pursuant to rulings of the Federal Reserve Board, bank holding companies have been permitted to issue long term subordinated debt instruments that will, subject to certain conditions, qualify as, and augment, capital for regulatory purposes. Pursuant to those rulings, in December of 2002 we issued $8,248,000 of floating rate junior subordinated deferrable interest debentures (the "Debentures") to an institutional investor as part of a pooled securitization transaction by that investor. The trust preferred securities were issued and sold by a grantor trust, of which we own all of the outstanding common securities, and the net proceeds from the sale of the trust preferred securities were paid to us in exchange for the issuance of the Debentures to the trust. The payment terms of the Junior Subordinated Debentures correspond to the payment terms of the trust preferred securities and payments on the Debentures have been and in the future will be used to make interest and principal payments that come due to the institutional investor on the trust preferred securities.

The Debentures are subordinated to all of our existing and future borrowings and mature on December 26, 2032; but are redeemable, at par, at our option beginning December 26, 2007. We are required to make quarterly interest payments on these Debentures at an interest rate which, as of December 26, 2004, was 3.25% above the three-month LIBOR Rate (London Inter Bank Offered Rate). The interest rate resets quarterly and the interest rate on the Debentures for the three-month period ending March 25, 2005 is 5.80%.

Until December 2003, we consolidated the trust into our consolidated financial statements and in accordance with a ruling issued by the Federal Reserve Board, reported the net amount of the trust preferred securities it had issued as Tier 1 capital for regulatory purposes. In accordance with FASB Interpretation (FIN) No. 46, *"Consolidation of Variable Interest Entities, an interpretation of ARB No. 51,"* which was adopted and became effective on December 31, 2003, we have ceased consolidating the trust into our consolidated financial statements. The adoption of FIN No. 46 created uncertainty for us, as well as other bank holding companies that had issued similar debentures, as to whether the Debentures would continue to qualify as Tier 1 capital, because we could no longer consolidate the trust in to our consolidated financial statements. However, on February 28, 2005, the Federal Reserve Board issued a new rule which provides that, notwithstanding the deconsolidation of such trusts, junior subordinated debentures, such as those issued by us, may continue to constitute up to 25% of a bank holding company's Tier 1 capital, subject to certain new limitations which will not become effective until March 31, 2009 and which, in any event, are not expected to affect the treatment of the Company's Debentures as Tier 1 capital for regulatory purposes.

During the second quarter of 2003, $4 million of the net proceeds from the issuance of the Debentures were used to purchase Bank-owned life insurance policies on key management employees of the Bank, with the Bank as the beneficiary under such policies. The purposes of bank-owned life insurance (commonly known in the banking industry as "BOLI") are (i) to enable the Bank to offer employee retirement and benefit plans designed to attract and retain key management employees, by providing the Bank with a source of funds (primarily from the cash surrender value of such policies) that the Bank can use to pay benefits under those plans, and (ii) to protect the Bank against the costs or losses that could occur as a result of the death of any key management employee. The remainder of the proceeds from the issuance of the Debentures will be used to fund the continued growth of the Bank and may also be used to repurchase our common stock under our stock repurchase plan.

Deferred Compensation Obligations. We maintain a nonqualified, unfunded deferred compensation plan for certain key management personnel. Under this plan, participating management employees may defer compensation, in return for which those employees will receive certain payments upon retirement, death, or disability, consisting of payments for 10 years commencing upon retirement or reduced benefits upon early retirement, disability, or termination of employment. At December 31, 2004, our aggregate payment obligations under this plan totaled $4.6 million. Based on the age of the participants in this plan, it is our current expectation that this amount would be paid over a period that should range from the year 2005 to the year 2021. In order to provide funds to pay these benefits, we purchased life insurance policies on the participants in this plan, the cash surrender values or death benefits of which are designed to cover the payments that we will become obligated to make to plan participants.

Supplemental Executive Retirement Plan. We maintain a nonqualified, unfunded supplemental executive retirement plan for certain key management personnel. Under this plan, participating employees are eligible to receive 40% of their final average monthly salary upon reaching 65 years of age and completing 10 years of service with the Bank. This plan provides for payments for fifteen years commencing upon retirement. At December 31, 2004, our aggregate payment obligations under this plan totaled $8.3 million. Based on the age of the participants in this plan, it is our current expectation that this amount would be paid over a period that should range from 2010 to 2049. In order to provide funds to pay these benefits, we have purchased life insurance policies on a group of employees of the Bank, the cash surrender values or death benefits of which are designed to cover the payments that we will become obligated to make to plan participants.

Loan Commitments and Standby Letters of Credit. In the ordinary course of business we make commitments to extend credit and issue standby commercial letters of credit to or for our customers. At December 31, 2004 and 2003, contractual commitments to extend credit to customers totaled $53.9 million and $46.0 million, respectively, and obligations under standby letters of credit totaled $3.0 and $1.4 million, respectively, at the end of each of those years.

Commitments to extend credit and standby letters of credit generally have fixed expiration dates or other termination clauses and the customer may be required to pay a fee and meet other conditions in order to draw on those commitments or standby letters of credit. We expect, based on historical experience, that many of the commitments will expire without being drawn upon and, therefore, the total commitment amounts do not necessarily represent future cash requirements.

To varying degrees, commitments to extend credit involve elements of credit and interest rate risk for us that are in excess of the amounts recognized in our balance sheet. Our exposure to credit loss in the event of nonperformance by the customers to whom such commitments are made is equal to the amount of those commitments. As a result, before making such a commitment to a customer, we evaluate the customer's creditworthiness using the same underwriting standards that we would apply when deciding whether or not to approve loans to the customer. In addition, we often require the customer to secure its payment obligations for amounts drawn on such commitments with collateral such as accounts receivable, inventory, property, plant and equipment, income-producing commercial properties, residential properties or properties under construction.

A standby letter of credit is a conditional commitment issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan commitments to customers.

We believe that our cash and cash equivalent resources, together with available borrowings under our line of credit and credit facilities, will be sufficient to enable us to meet any increases in demand for loans and leases or in the utilization of outstanding loan commitments or standby letters of credit and any increase in deposit withdrawals that might occur in the foreseeable future.

Capital Resources and Dividends. It has been and continues to be the objective of our Board of Directors to retain earnings that are needed to meet capital requirements under applicable government regulations and to support the continuing growth of our banking franchise. At the same time, it is the policy of the Board of Directors to pay cash dividends if earnings exceed the amounts the Board deems to be necessary to meet that objective. Pursuant to that policy, we have paid regular quarterly cash dividends to our stockholders since September of 1999 and, in January of 2005, the Board of Directors declared a $0.13 per share cash dividend, which was the 22nd consecutive quarterly cash dividend declared since the current dividend policy was adopted. However, in the future, the Board of Directors may change the amount or frequency of cash dividends to the extent that it deems necessary or appropriate to achieve our objective of maintaining capital in amounts sufficient to support our growth. For example the retention of earnings in previous years enabled us to fund the opening of new banking offices and to extend the Bank's market areas, all of which have contributed to our increased profitability and the maintenance of our capital adequacy ratios well above regulatory requirements.

We continue to evaluate and explore opportunities to expand our market into areas such as eastern Los Angeles County, western San Bernardino County, north Orange County and northern Riverside County, all of which are contiguous to our existing markets. The number of independent banks based in our market areas has declined significantly, due to a consolidation in the banking industry that occurred over the past several years. We believe that this consolidation has created opportunities for us to increase our market share in those areas. We have taken advantage of those opportunities by establishing a substantial number of new customer relationships and increasing the volume of our demand, savings and money market deposit balances. We also believe that there are still additional expansion and growth opportunities that we will seek to take advantage of in the future.

Stock Repurchase Program. In January of 2003 the Board of Directors authorized a stock repurchase program that provided for us to repurchase up to $5,000,000 of its common stock. Repurchases may be made from time-to-time in the open market or in privately negotiated transactions when opportunities to do so at favorable prices present themselves, in compliance with Securities and Exchange Commission (SEC) guidelines. As of December 31, 2004, we had repurchased a total of 180,066 shares of our common stock under this program for an aggregate price of approximately $3,496,174.

Regulatory Capital Requirements. Federal banking agencies require United States based bank holding companies (on a consolidated basis) and FDIC-insured banks (on a stand-alone basis) to maintain a minimum ratio of qualifying total capital to risk-adjusted assets of 8% and a minimum ratio of Tier 1 capital (essentially, the sum of a bank's capital stock and retained earnings, less any intangibles)-to-risk-adjusted assets of 4%. In addition to the risked-based guidelines, federal banking regulators require banking organizations to maintain a minimum amount of Tier 1 capital to total average assets, (which is referred to as a bank's "leverage ratio"). For these purposes, subordinated indebtedness issued in connection with a sale of trust preferred securities may comprise up to 25% of a banking organization's Tier 1 capital and, to the extent such indebtedness exceeds that limitation, such indebtedness will constitute Tier 2 capital for regulatory capital purposes. All of the subordinated indebtedness evidenced by the

Junior Subordinated Debentures that we issued in December 2002 qualifies as Tier 1 capital under Federal Reserve Board regulations.

The federal banking agencies have adopted uniform capital requirements for the banks that they supervise and assign each of those banks to one of the following five categories based on their respective capital ratios:

- well capitalized;
- adequately capitalized;
- undercapitalized;
- significantly undercapitalized; and
- critically undercapitalized

As a general rule, banks that are categorized as "well capitalized" are subject to less stringent supervision by their federal regulatory agencies than are banks that are classified in one of the other categories; and at each successive lower capital category, a bank is subject to greater operating restrictions and increased regulatory supervision.

For a banking organization rated in the highest of these five categories of capital adequacy, the minimum leverage ratio of Tier 1 capital to average assets must be 5%. In addition to these uniform risk-based capital guidelines and leverage ratios that apply across the industry, federal and state bank regulatory agencies have the discretion to set minimum capital requirements for specific banking institutions at rates significantly above the minimum guidelines and ratios and encourage banks to maintain their ratios above those minimums as a matter of prudent banking practices.

The risk-based capital ratio is determined by weighting a bank's assets in accordance with certain risk factors and, the higher the risk profile the assets, the greater is the amount of capital that is required in order to maintain an adequate risk-based capital ratio, which generally is at least 8%.

Set forth below are the minimum capital ratios that a bank must meet to be categorized as adequately capitalized and well capitalized, respectively, and the corresponding capital ratios of the Bank at December 31, 2004. The Bank has been categorized as a "well capitalized" institution by its primary federal banking agency and its Tier 1 capital and Tier 1 risk-based capital ratios exceed minimum regulatory requirements and compare favorably with those of the banks and bank holding companies in its Peer Group.

	To be Categorized by a Federal Bank Regulatory Agency as:		Foothill Independent Bank
	Adequately Capitalized	Well Capitalized	Actual
Total Capital to Risk Weighted Assets	8.0%	10.0%	13.2%
Tier 1 Capital to Risk Weighted Assets	4.0%	6.0%	12.3%
Tier 1 Capital to Average Assets ("Leverage Ratio")	4.0%	5.0%	9.0%

FACTORS THAT COULD AFFECT OUR FUTURE FINANCIAL PERFORMANCE

As described earlier in this Section of this Report, under the subcaption "Forward-Looking Statements," this Report contains statements that discuss our expectations or beliefs regarding our future operations or future financial performance, or financial or other trends in our business. These "forward-looking" statements are based on current information and on our judgments, assumptions and forecasts about future events over which we do not have control and which, due to the possible occurrence of currently unexpected future events or changes in economic or market trends or conditions, may ultimately prove to have been incorrect. Additionally, the realization of our expected financial results or performance discussed in those forward-looking statements is subject to a number of risks and uncertainties that could cause our financial condition or operating results in the future to differ significantly from those expected at the current time. Certain of those risks and uncertainties are discussed above in the section of the Report entitled "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION." In addition, included among the risks and uncertainties that could affect our future financial performance or financial condition are the following:

- Increased Competition. Increased competition from other financial institutions, mutual funds and securities brokerage and investment banking firms that offer competitive loan and investment products could require us to reduce interest rates and loan fees in order to attract new loans or to increase interest rates that we offer on time deposits, either or both of which could, in turn, reduce our interest income or increase our interest expense, thereby reducing our net interest margin, net interest income and net earnings.
- Possible Adverse Changes in Economic Conditions. An adverse change in future economic conditions, either national or local, could (i) reduce loan demand that could cause our interest income and net interest margins to decline; (ii) weaken the financial capability of borrowers to meet their loan obligations, which could lead to increases in loan losses that would require us to increase our Loan Loss Reserve through additional charges to income; and (iii) lead to declines in real property values that, due to our reliance on real property to secure many of our loans, could make it more difficult for us to prevent losses from being incurred on non-performing loans through the sale of such real properties.
- Possible Adverse Changes in Federal Reserve Board Monetary Policies. Changes in national economic conditions, such as increases in inflation or declines in economic output often prompt changes in Federal Reserve Board monetary policies that could increase the cost of funds to us or reduce yields on interest earning assets. Increases in our costs of funds or reductions in yields on our earning assets could cause our net interest margins and net interest income and, therefore, also our net earnings, to decline. As discussed above, during the three years ended in June 2004, the Federal Reserve Board lowered market rates of interest in an effort to stimulate the national economy. Those reductions caused our net interest margin to decline, because they led to reductions in the interest paid by borrowers on outstanding variable rate loans or enabled borrowers to refinance existing fixed rate loans at lower interest rates or to repay their loans. Although the Federal Reserve Board recently increased interest rates and has indicated an intention to continue doing so at a gradual pace, further reductions in our net interest margin and net interest income and, therefore, in our net earnings, could still occur depending on the pace of those increases. In addition, there is no assurance that economic or market conditions will not lead the Federal Reserve Board to halt or even "roll-back" such interest rate increases.
- Real Estate Mortgage Loans. Approximately 90% of our loans are secured by deeds of trust or mortgages on real property. Although a significant portion of these loans were made to individuals, or entities controlled by individuals, whose businesses occupy the properties and the principal source of repayment is the cash flow generated by those businesses, if a significant decline in real property values occurred in Southern California, such a decline could result in a deterioration in some of those loans that would necessitate increases in our Loan Loss Reserve and could result in loan write-offs that would adversely affect our financial conditions and lead to reductions in earnings.
- Lack of Geographic Diversity of our Operations. Substantially all of our banking operations are conducted in the Inland Empire area of Southern California, within a radius of approximately 75 miles. As a result, our operating results in the future could be hurt by events that could affect that geographic area, including natural disasters, such as earthquakes or fires, or localized economic downturns, or by financial difficulties that might be encountered by local governments or the California state government.
- Changes in Regulatory Policies. Changes in federal and state bank regulatory policies, such as increases in capital requirements or in loan loss reserves, or changes in required asset/liability ratios, could adversely affect earnings by reducing yields on earning assets or increasing our operating costs.
- Effects of Growth. It is our intention to take advantage of opportunities to increase our business, through acquisitions of other banks, the establishment of new banking offices or the offering of new products or services to our customers. If we do acquire any other banks, open any additional banking offices or begin offering new products or services, we are likely to incur additional operating costs that may adversely affect our operating results, at least on an interim basis.

- Possible Change in Dividend Policy or Dividend Payments. In accordance with the Board of Directors' dividend policy, we have paid a regular quarterly cash dividend since September 1999 and have made periodic repurchases of our outstanding shares. Although there are no plans to reduce the amount or terminate the payment of cash dividends, there can be no assurance that the amount or frequency of cash dividends will not have to be reduced or that cash dividends will not have to be suspended, as this will depend on such factors as economic and market conditions, our future financial performance and financial condition and our needs for capital to support future growth.

Due to these and other possible uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this Report.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market risk is the risk of loss to future earnings, to fair values of assets or to future cash flows that may result from changes in the price or value of financial instruments. The value of a financial instrument may change as a result of changes in interest rates and other market conditions. Market risk is attributed to all market risk sensitive financial instruments, including loans and investment securities, deposits and borrowings. We do not engage in trading activities or participate in foreign currency transactions for our own account. Accordingly, our exposure to market risk is primarily a function of our asset and liability management activities and of changes in market rates of interest that can cause or require increases in the rates we pay on deposits that may take effect more rapidly or may be greater than the increases in the interest rates we are able to charge on loans and the yields that we can realize on our investments. The extent of that market risk depends on a number of variables, including the sensitivity of our interest earning assets and our deposits to changes in market interest rates and the maturities.

The table below sets forth information concerning the interest rate sensitivity of our consolidated assets and liabilities as of December 31, 2004. Assets and liabilities are classified by the earliest possible repricing date or maturity, whichever comes first.

	Three Months or Less	Over Three Through Twelve Months	Over One Year Through Five Years	Over Five Years	Non-Interest Bearing	Total
			(Dollars in thousands)			
Assets						
Interest-bearing deposits in banks	$ 3,565	$ 6,238	$ —	$ —	$ —	$ 9,803
Investment securities	5,574	49,745	99,831	35,631	3,774	194,555
Federal Funds Sold	28,900	—	—	—	—	28,900
Net loans	162,330	3,465	56,886	277,926	—	500,607
Noninterest-earning assets	—	—	—	—	53,090	53,090
Total assets	$ 200,369	$ 59,448	$ 156,717	$313,557	$ 56,864	$786,955
Liabilities and Stockholders' Equity:						
Noninterest-bearing deposits	$ —	$ —	$ —	$ —	$ 259,285	$259,285
Interest-bearing deposits	409,495	26,771	13,496	3	—	449,765
Short-term borrowings	—	—	—	—	—	—
Long-term borrowings	8,248	—	—	—	—	8,248
Other liabilities	—	—	—	—	5,088	5,088
Stockholders' equity	—	—	—	—	64,569	64,569
Total liabilities and stockholders equity	$ 417,743	$ 26,771	$ 1,496	$ 3	$ 328,942	$786,955
Interest rate sensitivity gap	$(217,374)	$ 32,667	$ 143,221	$313,554	$(272,078)	$ —
Cumulative interest rate sensitivity gap	$(217,374)	$(184,697)	$ (41,476)	$272,078	$ —	$ —

Generally, where rate-sensitive assets (principally loans, investment securities and other interest earning assets) exceed rate-sensitive liabilities (principally interest bearing deposits), our net interest margin will be positively impacted during periods of increasing interest rates and negatively impacted during periods of decreasing interest rates. When rate-sensitive liabilities exceed rate-sensitive assets, the net interest margin generally will be negatively affected during periods of increasing interest rates and positively affected during periods of decreasing interest rates.

As of December 31, 2004, our rate sensitive balance sheet was shown to be in a negative three-month gap position because our rate sensitive liabilities exceeded our rate sensitive assets for that period. This implies that our net interest margin would decrease in the short-term if interest rates were to rise and would increase in the short-term if interest rates were to fall. However, the extent to which our net interest margin will be impacted by changes in prevailing interests rates will depend on a number of factors, including how quickly rate sensitive assets and liabilities react to changes in interest rates, which will depend on a number of factors, including the mix of interest earning assets between loans, on the one hand, and other earning assets, on the other hand, and the mix of core and time certificates of deposit. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION - RESULTS OF OPERATION— *Net Interest Margin, Rate Sensitivity and Market Risk*"

We use a dynamic simulation model to forecast the anticipated impact of changes in market interest rates on our net interest income. That model is used to assist management in evaluating, and in determining and adjusting strategies designed to reduce, our exposure to these market risks, which may include, for example, changing the mix of earning assets or interest-bearing deposits.

Simulated Rate Changes	Estimated Net Interest Income Sensitivity	Market Value: Assets	Market Value: Liabilities
		(Dollars in thousands)	
+100 basis points	(7.84)%	$770,962	$716,531
+300 basis points	(23.66)%	$737,817	$715,851
-100 basis points	6.63 %	$808,702	$717,228
-300 basis points	1.70 %	$851,942	$717,942

AUDITED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

	December 31,	2004	2003
		(dollars in thousands)	
ASSETS	Cash and due from banks	$ 23,611	$ 34,565
	Federal funds sold & overnight Repurchase Agreements	28,900	18,500
	TOTAL CASH AND CASH EQUIVALENTS	52,511	53,065
	Interest-bearing deposits in other financial institutions	9,803	7,425
	Investment securities held-to-maturity	7,980	8,900
	Investment securities available-for-sale	186,575	136,650
	TOTAL INVESTMENTS	194,555	145,550
	Federal Home Loan Bank stock, at cost	3,460	374
	Federal Reserve Bank stock, at cost	348	351
	Loans, net of unearned income	505,282	459,520
	Direct lease financing	341	528
	Allowance for Loan Losses	(5,016)	(4,947)
	TOTAL LOANS	500,607	455,101
	Premises and equipment	4,815	5,061
	Cash surrender value of life insurance	12,300	11,491
	Deferred tax assets	3,382	2,818
	Accrued interest and other assets	5,174	4,922
	TOTAL ASSETS	$786,955	$ 686,158
	Liabilities		
LIABILITIES AND STOCKHOLDERS' EQUITY	Demand deposits	$259,285	$ 225,863
	Savings and NOW deposits	164,947	155,868
	Money market deposits	206,919	155,717
	Time deposits $100,000 or over	42,060	30,247
	Time deposits under $100,000	35,839	44,354
	TOTAL DEPOSITS	709,050	612,049
	Accrued employee benefits	3,446	3,154
	Accrued interest and other liabilities	1,642	1,919
	Junior subordinated debentures	8,248	8,248
	TOTAL LIABILITIES	722,386	625,370
	Commitments and Contingencies – Note #18	—	—
	Stockholders' Equity		
	Common Stock - authorized 25,000,000 shares $.001 par value; issued and outstanding 6,731,631 shares in 2004 and 6,702,912 shares in 2003	7	6
	Additional paid-in capital	67,831	55,048
	Stock Dividend to be distributed	—	12,174
	Retained earnings	(2,608)	(6,605)
	Accumulated other comprehensive income – Net unrealized gains (losses) on available for sale securities, net of taxes of $517 in 2004 and $83 in 2003	(661)	165
	TOTAL STOCKHOLDERS' EQUITY	64,569	60,788
	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$786,955	$ 686,158

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31,	2004	2003	2002
	(dollars in thousands, except per share amounts)		
Interest Income			
Interest and fees on loans	$30,992	$ 31,623	$ 31,257
Interest on Investment Securities			
Taxable	4,567	3,131	2,438
Exempt from federal taxes	658	384	419
Interest on deposits	136	122	194
Interest on federal funds sold and overnight repurchase agreements	653	360	430
Lease financing income exempt from federal taxes	24	60	73
TOTAL INTEREST INCOME	37,030	35,680	34,811
Interest Expense			
Interest on savings, NOW and money market deposits	3,227	2,585	2,784
Interest on time deposits over $100,000	415	568	874
Interest on time deposits under $100,000	431	757	1,342
Interest on borrowings	394	373	39
TOTAL INTEREST EXPENSE	4,467	4,283	5,039
NET INTEREST INCOME	32,563	31,397	29,772
Provision for Possible Loan Losses	—	(348)	(460)
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	32,563	31,049	29,312
Non Interest Income			
Service fees	4,999	5,000	5,214
Gain on sale of SBA loans	5	5	3
Other	581	608	477
	5,585	5,613	5,694
Non Interest Expenses			
Salaries and employee benefits	11,697	11,822	11,397
Net occupancy expense of premises	2,631	2,496	2,470
Furniture and equipment expenses	1,665	1,537	1,576
Other expenses	7,617	7,660	7,491
	23,610	23,515	22,934
INCOME BEFORE INCOME TAXES	14,538	13,147	12,072
Income Taxes	5,183	4,726	4,378
NET INCOME	$ 9,355	$ 8,421	$ 7,694
Earnings Per Share			
Basic	$ 1.39	$ 1.27	$ 1.17
Diluted	$ 1.31	$ 1.18	$ 1.09

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the years ended December 31, 2004, 2003, & 2002

(dollars in thousands)

	NUMBER OF SHARES OUTSTANDING	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	STOCK DIVIDEND TO BE DISTRIBUTED	COMPREHENSIVE INCOME	RETAINED EARNINGS (DEFICIT)	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL
Balance, January 1, 2002	5,514,363	$6	$42,892	$ –	$ –	$ 8,877	$ 77	$51,852
9% stock dividend	497,498	–	–	9,328		(9,328)		–
Cash dividend						(2,375)		(2,375)
Exercise of stock options	13,168		120					120
Common stock issued under employee benefit and dividend reinvestment and optional investment plans	7,248		98					98
Comprehensive income:								
Net income					7,694	7,694		7,694
Net unrealized holding gains on available-for-sale securities (net of taxes of $89)					187		187	187
Total Comprehensive Income		–			$7,881			
Balance, December 31, 2002	6,032,277	6	43,110	9,328		4,868	264	57,576
Stock dividend distributed			9,328	(9,328)				–
9% stock dividend	552,839			12,174		(12,174)		–
Cash dividend						(4,158)		(4,158)
Exercise of stock options	303,447		2,610					2,610
Comon stock repurchased, cancelled and retired	(185,651)	–	–			(3,562)		(3,562)
Comprehensive income:								
Net income					8,421	8,421		8,421
Net unrealized holding losses on available-for-sale securities (net of taxes of $83)					(99)		(99)	(99)
Total Comprehensive Income					$8,322			
Balance, December 31, 2003	6,702,912	6	55,048	12,174		(6,605)	165	60,788
Stock dividend distributed			12,174	(12,174)				–
Cash dividend						(4,856)		(4,856)
Exercise of stock options	53,104	1	609					610
Comon stock repurchased, cancelled and retired	(24,385)					(502)		(502)
Comprehensive income:								
Net income					9,355	9,355		9,355
Net unrealized holding losses on available-for-sale securities (net of taxes of $517)					(826)		(826)	(826)
Total Comprehensive Income					$8,529			
Balance, December 31, 2004	6,731,631	$7	$67,831	$ –		$ (2,608)	$(661)	$64,569

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,	2004	2003	2002
		(dollars in thousands)	
Cash Flows From Operating Activities			
Interest and fees received	$ 36,845	$ 35,000	$ 35,469
Service fees and other income received	4,761	880	4,982
Financing revenue received under leases	24	60	73
Interest paid	(4,448)	(4,342)	(5,160)
Cash paid to suppliers and employees	(22,469)	(18,031)	(20,914)
Income taxes paid	(5,306)	(4,980)	(4,423)
Net Cash Provided By Operating Activities	9,407	8,587	10,027
Cash Flows From Investing Activities			
Proceeds from maturity of available-for-sale securities	73,262	109,830	89,172
Purchase of available-for-sale securities	(127,637)	(175,259)	(93,342)
Proceeds from maturity of held-to-maturity securities	2,723	955	3,775
Purchase of held-to-maturity securities	(1,800)	(580)	(46)
Net (increase) decrease in deposits in other financial institutions	(2,378)	497	5,336
Net (increase) decrease in credit card and revolving credit receivables	294	(530)	254
Recoveries and deferred recoveries on loans previously written off	158	6	33
Net increase in loans	(46,080)	(18,375)	(34,191)
Net decrease in leases	187	683	117
Capital expenditures	(1,040)	(615)	(570)
Purchase of life insurance	–	(4,000)	–
Proceeds from sale of other real estate owned	–	387	1,903
Proceeds from sale of property, plant and equipment	33	78	1
Net Cash Used In Investing Activities	(102,278)	(86,923)	(27,558)
Cash Flows From Financing Activities			
Net increase in deposits	97,065	77,546	59,158
Net decrease in short term borrowing	–	–	(19,000)
Net increase in junior subordinated debentures	–	–	8,248
Proceeds from exercise of stock options	610	2,610	120
Proceeds from stock issuance	–	–	98
Dividends paid	(4,856)	(4,158)	(2,375)
Stock repurchased and retired	(502)	(3,562)	–
Net Cash Provided By Financing Activities	92,317	72,436	46,249
Net Increase (Decrease) in Cash and Cash Equivalents	(554)	(5,900)	28,718
Cash and Cash Equivalents, Beginning of Year	53,065	58,965	30,247
Cash and Cash Equivalents, End of Year	$ 52,511	$ 53,065	$ 58,965

The accompanying notes are an integral part of these financial statements.

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

For the years ended December 31,	2004	2003	2002
		(dollars in thousands)	
Net Income	$ 9,355	$ 8,421	$ 7,694
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities			
Depreciation and amortization	1,254	979	1,385
Provision for possible credit losses	–	348	460
(Gain) loss on sale of equipment	(1)	(5)	7
Gain on sale of other real estate owned	–	–	(108)
Credit for deferred taxes	(564)	(501)	(342)
Increase in taxes payable	441	248	297
(Increase) decrease in other assets	(65)	(99)	131
(Increase) decrease in interest receivable	(182)	(581)	669
(Increase) decrease in discounts and premiums	21	(39)	62
(Increase) decrease in prepaid expenses	(70)	55	241
Increase in cash surrender value of life insurance	(809)	(713)	(611)
Increase (decrease) in interest payable	19	(59)	(121)
Increase in accrued expenses and other liabilities	8	533	263
Total Adjustments	52	166	2,333
Net Cash Provided by Operating Activities	$ 9,407	$ 8,587	$10,027

The accompanying notes are an integral part of these financial statements.

NOTE #1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Foothill Independent Bancorp and its wholly owned subsidiaries, Foothill Independent Bank (the "Bank"), and Foothill BPC, Inc., collectively referred to herein as the "Company." Intercompany balances and transactions have been eliminated.

Investment in Nonconsolidated Subsidiary

The Company accounts for its investment in its wholly owned special purpose entity, Foothill Independent Statutory Trust I, using the equity method under which the subsidiary's net earnings are recognized in the Bancorp's statement of income, pursuant to Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46, *"Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51."*

Nature of Operations

We operate in a single operating segment, consisting of commercial banking operations that are conducted from twelve branch banking offices in various locations in the Los Angeles, Riverside, and San Bernardino Counties of Southern California. Our primary sources of revenue are interest income and fees paid to us on loans made to customers, who are predominately small and middle market businesses and individuals.

Foothill BPC, Inc. is an entity that owns or holds leasehold interests in certain of our branch banking offices and leases or subleases those offices to the Bank.

On December 18, 2000, the Company formed Platinum Results, Inc., as a California corporation and data processing subsidiary of the Company. As of December 31, 2003, Platinum Results, Inc. was dissolved.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses (See Note #5), the valuation of foreclosed real estate (See Note #7) and deferred tax assets (See Note #16).

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash, due from banks, Federal funds sold, and overnight repurchase agreements. Generally, Federal funds are sold for one-day periods.

Cash and Due From Banks

Banking regulations require that all banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank. We were in compliance with the reserve requirements as of December 31, 2004.

Investment Securities

Securities held-to-maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts over the period to maturity, or to an earlier call, if appropriate, on a straight-line basis. Such securities include those that management intends and has the ability to hold into the foreseeable future.

Securities are considered available-for-sale if they would be sold in response to certain conditions, such as changes in interest rates, fluctuations in deposit levels or loan demand, or need to restructure the portfolio to better match the maturity or interest rate characteristics of liabilities with assets. Securities classified as available-for-sale are accounted for at their current fair value rather than amortized historical cost. Unrealized gains or losses are excluded from net income and reported as an amount net of taxes as a separate component of other comprehensive income included in shareholders' equity (See Note #2).

Loans and Interest on Loans

Loans are stated at unpaid principal balances, net of deferred loan fees and unearned discounts. The Bank recognizes loan origination fees to the extent they represent reimbursement for initial direct costs, as income at the time of loan boarding. The excess of fees over costs, if any, is deferred and recognized as an adjustment to yield of the loan (See Note #3).

The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to make all payments due according to the contractual terms of the loan agreement. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

For impairment recognized in accordance with FASB Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, the entire change in the present value of expected cash flows of the impaired loan is reported as either provision for loan losses in the same manner in which impairment initially was recognized, or as reduction in the amount of provision for loan losses that otherwise would be reported (See Note #5).

Provision for Loan Losses

The allowance for loan losses is increased by charges to expense and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. The provision for the current increase to the allowance for loan losses is charged to expense (See Note #5).

Direct Lease Financing

The investment in lease contracts is recorded using the finance method of accounting. Under the finance method, an asset is recorded in the amount of the total lease payments receivable and estimated residual value, reduced by unearned income. Income, represented by the excess of the total receivable over the cost of the related asset, is recorded in income in decreasing amounts over the term of the contract based upon the principal amount outstanding. The financing lease portfolio consists of equipment leases with terms from three to seven years.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives, which ranges from three to ten years for furniture and fixtures and twenty to thirty for buildings. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the remaining lease term, whichever is shorter. Expenditures for improvements or major repairs are capitalized and those for ordinary repairs and maintenance are charged to operations as incurred (See Note #6).

Other Real Estate Owned

Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of fair value or cost less estimated costs to sell at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or fair value minus estimated costs to sell. Revenue and expenses from operations and additions to the valuation allowance are included in other expenses (See Note #7).

Loan Sales and Servicing

Gains and losses from the sale of participating interests in loans guaranteed by the Small Business Administration ("SBA") are recognized based on the premium received or discount paid and the cost basis of the portion of the loan sold. The cost basis of the portion of the loan sold was arrived at by allocating the total cost of each loan between the guaranteed portion of the loan sold and the unguaranteed portion of the loan retained, based on their relative fair values. The book value allocated to the unguaranteed portion of the loan, if less than the principal amount, is recorded as a discount on the principal amount retained. The discount is accreted to interest income over the remaining estimated life of the loan. We retain the servicing on the portion of the loans sold and recognize income on the servicing fees when they are received.

Income Taxes

Deferred income taxes are computed using the asset and liability method, which recognizes a liability or asset representing the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the consolidated financial statements. A valuation allowance is established to the extent necessary to reduce the deferred tax asset to the level at which it is "more likely than not" that the tax asset or benefits will be realized. Realization of tax benefits for deductible temporary differences and operating loss carryforwards depends on having sufficient taxable income of an appropriate character within the carryforward periods (See Note #16).

Advertising Costs

The Company expenses the cost of advertising in the period benefited.

Comprehensive Income

Beginning in 1998, we adopted Statement of Financial Accounting Standards No. 130, *"Reporting Comprehensive Income,"* which requires the disclosure of comprehensive income and its components. Changes in unrealized gain (loss) on available-for-sale securities net of income taxes is the only component of accumulated other comprehensive income for the Bank.

Earnings Per Share (EPS)

Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Earnings per share and stock option amounts have been retroactively restated to give effect to all stock dividends (See Note #17).

Stock-Based Compensation

SFAS No. 123, *"Accounting for Stock-Based Compensation,"* encourages, but does not require, companies to record compensation costs for stock-based employee compensation plans at fair value. We have chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and related interpretations. Accordingly, compensation costs for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

Had compensation cost for our stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, our net income and earnings per share would have been reduced to the pro forma amount indicated below:

	2004	2003	2002
Net income:			
As reported	$9,355	$8,421	$7,694
Stock-Based compensation using the intrinsic value method	–	–	–
Stock-Based compensation that would have been reported using the fair value method of SFAS 123	(109)	(318)	(132)
Pro forma	$9,246	$8,103	$7,562
Per share data:			
Net income – Basic			
As reported	$ 1.39	$ 1.27	$ 1.17
Pro forma	$ 1.38	$ 1.22	$ 1.15
Net income – diluted			
As reported	$ 1.31	$ 1.18	$ 1.09
Pro forma	$ 1.29	$ 1.13	$ 1.06

Disclosure About Fair Value of Financial Instruments

SFAS No. 107 specifies the disclosure of the estimated fair value of financial instruments. The estimated fair value amounts of our financial instruments have been determined by us using available market information and appropriate valuation methodologies.

However, considerable judgment is required to develop the estimate of fair value. Accordingly, the estimates are not necessarily indicative of the amounts we could have realized in a current market exchange. The use of different market assumptions and/or estimates of methodologies may have a material effect on the estimated fair value amounts.

Although we are not aware of any factor that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since the balance sheet date and, therefore, current estimates of fair value may differ significantly from the amounts presented in the accompanying notes (See Note #20).

Current Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities an Interpretation of ARB NO. 51* ("FIN 46"); and in December 2003, FASB issued a revision ("FIN 46R"). FIN46 and FIN46R address the requirements for consolidation by business enterprises of variable interest entities. It has been determined that subsidiary business trusts, formed by bank holding companies to issue trust preferred securities and lend the proceeds to the parent holding company, do not meet the definition of a variable interest entity and, therefore, may no longer be consolidated for financial reporting purposes. Bank holding companies have previously consolidated these entities and reported the trust preferred securities as liabilities in the consolidated financial statements. Accordingly, effective December 31, 2003 we ceased consolidating our trust preferred securities which, however, did not have a material impact on our financial statements. For additional disclosure regarding the potential impact on regulatory capital requirements, see the Note 19 – Regulatory Matters.

In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. EITF 03-1 provides guidance for determining the meaning of "other-than-temporarily impaired" and its application to certain debt and equity securities within the scope of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115") and investments accounted for under the cost method. The guidance set forth in the Statement was originally effective for the Company in the December 31, 2004 consolidated financial statements. However, in September 2004, the effective dates of certain parts of the Statement were delayed. We are currently assessing the impact of Issue 03-1 on the consolidated financial statements.

In March 2004, the Financial Accounting Standards Board ("FASB") issued an Exposure Draft, Share-Base Payment—an amendment of Statements No. 123 and 95. This Statement amends SFAS Statement No. 123, Accounting for Stock-Based Compensation, SFAS Statement No. 95, Statement of Cash Flows, and APB Opinion No. 125, Accounting for Stock Issued to Employees. The objective of the amendment to SFAS No. 123 is to recognize in the financial statements the cost of employee services received in exchange for equity instruments and liabilities incurred as the result of such transactions. The grant-date fair value of stock options would be determined using an option-pricing model, and expense would be recognized over the vesting period. In October 2004, the FASB postponed the effective date of the proposed standard from fiscal years beginning after December 15, 2004 to periods beginning after June 15, 2005. We are reviewing the proposed standard to determine the impact on our financial statements.

Reclassifications

Certain reclassifications were made to prior years' presentations to conform to the current year.

NOTE #2 - INVESTMENT SECURITIES

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amounts of securities and their approximate fair market values at December 31, were as follows (in thousands):

Held-To-Maturity Securities	December 31, 2004 Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury Securities	$1,795	$ –	$5	$1,790
Other Government Agency Securities	–	–	–	–
Municipal Agencies	4,222	185	–	4,407
Other Securities	1,963	–	–	1,963
Total Held-To-Maturity Securities	$7,980	$185	$5	$8,160

	December 31, 2003 Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury Securities	$ 201	$ –	$–	$ 201
Other Government Agency Securities	1,940	12	–	1,952
Municipal Agencies	4,448	268	–	4,716
Other Securities	2,311	–	–	2,311
Total Held-To-Maturity Securities	$8,900	$280	$–	$9,180

Available-For-Sale Securities	December 31, 2004 Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury Securities	$ –	$ –	$ –	$ –
Government Agency Securities	160,650	379	1,271	159,758
Certificates of Participation	630	1	–	631
Municipal Agencies	1,607	15	6	1,616
Mortgage-Back Securities	22,912	33	186	22,759
Other Securities	1,954	–	143	1,811
Total Available-for-Sale	$187,753	$428	$1,606	$186,575

	December 31, 2003 Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury Securities	$ 373	$ 2	$ –	$ 375
Government Agency Securities	124,776	487	344	124,919
Certificates of Participation	840	23	–	863
Municipal Agencies	6,172	136	2	6,306
Mortgage-Back Securities	2,366	10	1	2,375
Other Securities	1,954	–	142	1,812
Total Available-for-Sale	$136,481	$658	$489	$136,650

The Bank's portfolio of securities primarily consists of investment-grade securities. The fair value of actively traded securities is determined by the secondary market, while the fair value for non-actively-traded securities is based on independent broker quotations.

Non-rated certificates of participation consist of ownership interests in the California Statewide Communities Development Authority - San Joaquin County Limited Obligation Bond Trust with book values of $630,000 and $840,000 and market values of $631,000 and $863,000 at December 31, 2004 and 2003, respectively.

Proceeds from maturities of investment securities held-to-maturity during 2004, were $2,723,000. Proceeds from maturities of investment securities available-for-sale during 2004, were $73,262,000. There were no gains or losses recognized.

Proceeds from maturities of investment securities held-to-maturity during 2003, were $955,000. Proceeds from maturities of investment securities available-for-sale during 2003, were $109,830,000. There were no gains or losses recognized.

Proceeds from maturities of investment securities held-to-maturity during 2002, were $3,775,000. Proceeds from maturities of investment securities available-for-sale during 2002, were $89,172,000. There were no gains or losses recognized.

Securities with book values of $22,456,000 and $16,602,000 and market values of $22,633,000 and $16,596,000 at December 31, 2004 and 2003, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

A total of 73 securities had unrealized losses at December 31, 2004. Those securities, with unrealized losses segregated by length of impairment, were as follows:

	Less than 12 Months Estimated Fair Value	Less than 12 Months Unrealized Losses	More than 12 Months Estimated Fair Value	More than 12 Months Unrealized Losses	Total Estimated Fair Value	Total Unrealized Losses
Held-to-Maturity Securities						
U.S. Treasury Securities	$ 1,790	$ 5	$ –	$ –	$ 1,790	$ 5
Total Held-to-Maturity Securities	$ 1,790	$ 5	$ –	$ –	$ 1,790	$ 5
Available-for-Sale Securities						
Government Agency Securities	$65,749	$671	$38,814	$600	$104,563	$1,271
Certificates of Participation	–	–	–	–	–	–
Municipal Agencies	569	5	–	–	569	5
Mortgage-Back Securities	18,439	180	851	6	19,290	186
Other Securities	–	–	1,678	144	1,678	144
Total Available-for-Sale Securities	$84,757	$856	$41,343	$750	$126,100	$1,606

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers, among other things, (ii) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Management has the ability and intent to hold the securities classified as held to maturity until they mature, at which time the Bank will receive full value for the securities. Furthermore, as of December 31, 2004, management also had the ability and intent to hold the securities classified as available for sale for a period of time sufficient for a recovery of cost. The unrealized losses are largely due to increases in market interest rates over the yields available at the time the underlying securities were purchased. The fair value is expected to recover as the bonds approach their maturity date or repricing date or if market yields for such investments decline.

Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of December 31, 2004, management believes the impairments detailed in the table above are temporary and no impairment loss has been realized in the Company's consolidated income statement.

The amortized cost, estimated fair value and average yield of securities at December 31, 2004, by contractual maturity were as follows (in thousands):

Maturities Schedule of Securities December 31, 2004	Held-to-Maturity Securities		
	Amortized Cost	Fair Value	Average Yield
Due in one year or less	$ 2,233	$ 2,234	0.55%
Due after one year through five years	4,147	4,233	3.30%
Due after five years	1,600	1,693	5.03%
Carried at Amortized Cost	$ 7,980	$ 8,160	2.88%

Maturities Schedule of Securities December 31, 2004	Available-for-Sale Securities		
	Amortized Cost	Fair Value	Average Yield
Due in one year or less	$ 11,064	$ 11,000	2.38%
Due after one year through five years	136,733	135,660	3.10%
Due after five years through ten years	13,225	13,250	4.24%
Due after ten years	26,731	26,665	4.35%
Carried at Fair Value	$187,753	$186,575	3.31%

In the case of both securities held to maturity and securities available for sale, the average yields are based on effective rates of book balances at the end of the year. Yields are derived by dividing interest income, adjusted for amortization of premiums and accretion of discounts, by total amortized cost.

NOTE #3 - LOANS

The composition of the loan portfolio at December 31, 2004 and 2003, was as follows (in thousands):

	2004	2003
Commercial, financial and agricultural	$ 40,287	$ 46,648
Real Estate - construction	15,326	27,077
Real Estate - mortgage		
Commercial	423,542	360,751
Residential	22,227	19,019
Loans to individuals for household, family, and other personal expenditures	3,101	3,816
All other loans (including overdrafts)	1,251	2,263
	505,734	459,574
Deferred income on loans	(452)	(54)
Loans, net of deferred income	$505,282	$459,520

Nonaccruing loans totaled approximately $127,000 and $608,000 at December 31, 2004 and 2003, respectively. Interest income that would have been recognized on nonaccrual loans if they had performed in accordance with the terms of those loans was approximately $0, $90,000, and $117,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

At December 31, 2004 and 2003, the Bank had approximately $10,000 and $120,000, respectively, of loans that were past due 90 days or more in interest or principal but which were still accruing interest. These loans are collateralized and in the process of collection.

NOTE #4 - DIRECT LEASE FINANCING

We lease equipment to customers under agreements which range generally from three to seven years. Executory costs are paid by the lessee and leases do not include any contingent rental features. The net investments in direct lease financing at December 31, 2004 and 2003, consists of the following (in thousands):

	2004	2003
Lease payments receivable	$374	$597
Unearned income	(33)	(69)
Total	$341	$528

At December 31, 2004, future minimum lease payments receivable under direct financing leases are as follows (in thousands):

Year	
2005	$134
2006	123
2007	88
2008	29
	374
Less unearned income	(33)
Total	$341

NOTE #5 - ALLOWANCE FOR LOAN AND LEASE LOSSES

Transactions in the reserve for loan and lease losses are summarized as follows (in thousands):

	2004	2003	2002
Balance, Beginning of Year	$4,947	$4,619	$4,206
Recoveries on loans previously charged off	158	63	48
Provision charged to operating expense	–	348	460
Loans charged off	(89)	(83)	(95)
Balance, End of Year	$5,016	$4,947	$4,619

We treat all nonaccruing loans and troubled debt restructurings as impaired loans. The allowances for loan losses related to impaired loans amounted to approximately $26,800 and $18,800 for the years ended December 31, 2004 and 2003, respectively, and those allowances are included in the above balances. The average balance of these loans amounted to approximately $641,000, $1,140,000, and $2,428,000 for the years ended December 31, 2004, 2003 and 2002, respectively. During 2004, cash receipts totaling approximately $847,000 were applied to reduce the principal balances of, and $355,000 was recognized as interest income on, impaired loans. During 2003, cash receipts totaling approximately $2,086,000 were applied to reduce the principal balances of, and $39,000 was recognized as interest income on, impaired loans. During 2002, cash receipts totaling approximately $104,740 were applied to reduce the principal balances of, and no interest income was recognized on impaired loans.

NOTE #6 - BANK PREMISES AND EQUIPMENT

Major classifications of bank premises and equipment are summarized as follows (in thousands):

	2004	2003
Buildings	$ 2,424	$ 2,424
Furniture and equipment	10,921	10,156
Leasehold improvements	3,904	3,734
	17,249	16,314
Less: Accumulated depreciation and amortization	(12,809)	(11,628)
	4,440	4,686
Land	375	375
Total	$ 4,815	$ 5,061

We lease land and buildings under noncancelable operating leases expiring at various dates through 2014. The following is a schedule of future minimum lease payments based upon obligations at year-end (in thousands):

Year	
2005	$1,325
2006	1,046
2007	879
2008	744
2009	677
Thereafter	1,645
Total	$6,316

Total rental expense for the three years ended December 31, 2004, 2003, and 2002, was $1,432,000, $1,407,000, and $1,353,000, respectively.

NOTE #7 - OTHER REAL ESTATE OWNED

Other Real Estate Owned is carried at the estimated fair value of the real estate. An analysis of the transactions for December 31, 2004 and 2003, were as follows (in thousands):

	2004	2003
Balance, Beginning of Year	$ –	$387
Additions	–	–
Valuation adjustments and other reductions	–	(387)
Balance, End of Year	$ –	$ –

The balances at December 31, 2004 and 2003 are shown net of reserves of $-0- and $-0-, respectively.

Transactions in the reserve for other real estate owned are summarized for December 31, 2004, 2003, and 2002 as follows (in thousands):

	2004	2003	2002
Balance, Beginning of Year	$—	$—	$ 125
Provision charged to other expense	—	—	—
Charge-offs and other reductions	—	—	(125)
Balance, End of Year	$—	$—	$ —

NOTE #8 - DEPOSITS

At December 31, 2004, the scheduled maturities of time deposits are as follows (in thousands):

Year	
2005	$64,390
2006	13,074
2007	403
2008	14
2009	18
Total	$77,899

Directors and executive officers of the Company and the Bank accounted for $1,217,000 of the Bank's deposits as of December 31, 2004.

NOTE #9 - JUNIOR SUBORDINATED DEBENTURES

On December 6, 2002, the Company issued $8,248,000 of Floating Rate Junior Subordinated Deferrable Interest Debentures (the "Subordinated Debentures") to Foothill Independent Statutory Trust I, a Connecticut business trust (the "Trust"). These Debentures, which are subordinated, effectively, to all other borrowings of the Company, become due and payable on December 6, 2032, but are redeemable, at par, at the Company's option after December 26, 2007, or at any time upon the occurrence of a circumstance that would adversely affect the tax or capital treatment of the Debentures. Interest is payable quarterly on the Subordinated Debentures at the 3-Month LIBOR plus 3.25%. At December 31, 2004 that rate was 5.80%. The Company also purchased a 3% minority interest totaling $248,000 in the Trust, which is included in other assets.

Until December 31, 2003 the Trust was treated, for accounting purposes, as a consolidated subsidiary of the Company. In accordance with FASB Interpretation (FIN) No. 46, *"Consolidation of Variable Interest Entities, an interpretation of ARB No. 51,"* which became effective on December 31, 2003, the Company ceased consolidating the Trust into its consolidated financial statements. Under the Federal Reserve Board's regulations that were in effect at the time we issued the Subordinated Debentures, the indebtedness evidenced by those Debentures qualified as Tier 1 capital for regulatory capital purposes, because they satisfied certain requirements established by the Federal Reserve Board. One of those requirements was that the Debentures had to be issued to a trust that was treated, for financial reporting purposes, as a consolidated subsidiary of the Company. As a result, the adoption of FIN No. 46 created uncertainty for us, as well as other bank holding companies that had issued such debentures, as to whether they would continue to qualify as Tier 1 capital for regulatory purposes. However, on February 28, 2005, the Federal Reserve Board issued a new rule which provides that, notwithstanding the deconsolidation of such trusts, junior subordinated debentures, such as those issued by us, may continue to constitute up to 25% of a bank holding company's Tier 1 capital, subject to certain new limitations which will not become effective until March 31, 2009 and which, in any event, are not expected to affect the treatment of the Company's Subordinated Debentures as Tier 1 capital for regulatory purposes.

NOTE #10 - STOCK OPTION PLAN

The Company maintains an employee incentive and nonqualified stock option plan which was approved by its stockholders in 1993 (the "1993 Option Plan"). The Company applies APB Opinion No. 25 and related interpretations in accounting with respect to this Option Plan. Accordingly, no compensation cost has been recognized with respect to options granted under the 1993 Option Plan.

The 1993 Option Plan provided for the issuance of up to an aggregate of 1,147,041 shares of the Company Common Stock (as adjusted for stock dividends), pursuant to options that could be granted to officers, key employees and directors of the Company and its subsidiaries at prices that were not less than the fair market value of such shares at dates of grant. Generally, options were granted under this Plan for a term of up to 10 years. This Plan expired in 2003 and the Company no longer may grant options under this Plan; however, options granted prior to the expiration date of the Plan will continue to remain outstanding until they are exercised, expire or are terminated pursuant to the terms of the Plan.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for 2002: risk-free rates of 2.57%, dividend yields of 3%, expected life of five years; and volatility of 30%.

Information with respect to the number of shares of common stock that were subject to options granted or exercised, and those that expired without exercise, under the 1993 Option Plan during the years ended December 31, 2004, 2003, and 2002, the weighted exercise prices thereof, and the number of shares subject to exercisable options at the end of each of those years, is presented below:

1993 Stock Option Plan

	2004		2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, Beginning of Year	661,667	$7.78	997,191	$7.80	1,003,259	$ 7.15
Granted	—	—	—	—	14,257	12.46
Exercised	(52,559)	(5.79)	(330,732)	(6.18)	(15,595)	(7.16)
Forfeited	—	—	(4,792)	(7.06)	(4,730)	(10.29)
Outstanding, End of Year	609,108	$7.95	661,667	$7.78	997,191	$ 7.80
Options exercisable at year end	609,108	$7.95	655,915	$7.76	955,190	$ 7.11
Weighted average fair value of options granted during the year	$ —		$ —		$ 2.25	

The Company also maintains an employee incentive and nonqualified stock option plan which was approved by its stockholders in 2003 (the "2003 Option Plan"). The Company applies APB Opinion No. 25 and related interpretations in accounting with respect to this Option Plan. Accordingly, no compensation cost has been recognized with respect to options granted under the 2003 Option Plan.

At December 31, 2004, the 2003 Option Plan provided for the issuance of up to an aggregate of 490,500 shares of the Company common stock (retroactively adjusted for a 9% stock dividend declared in November 2003). Options to purchase those shares may be granted to officers, key employees and directors of the Company and its subsidiaries at prices that are not less than the fair market value of such shares at dates of grant. Options granted expire within a period of not more than ten years from the dates on which the options are granted.

The fair value of each option grant under the 2003 Option Plan in 2003 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for 2003, respectively: risk-free rate of 3.07%, dividend yield of and 2.3%, expected life of five years, and volatility of 27%. No options were granted in 2004.

2003 Stock Option Plan

	2004		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, Beginning of Year	170,040	$16.93		
Granted	—	—	170,040	$16.93
Exercised	(545)	(16.93)	—	—
Forfeited	(1,635)	(16.93)	—	—
Outstanding, End of Year	167,860	$16.93	170,040	$16.93
Options exercisable at year end	116,102	$16.93	92,485	$16.93
Weighted average fair value of options granted during the year		$ —		$ 3.78

The following table summarizes information about fixed stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$4.47 to $5.36	112,688	1.04	$ 4.94	112,688	$ 4.94
$7.15 to $8.46	319,802	2.89	7.39	319,802	7.39
$9.25 to $9.54	33,628	3.16	9.47	33,628	9.47
$10.07 to $13.77	142,990	5.09	11.21	142,990	11.24
$15.50 to $16.97	113,360	8.29	16.22	92,577	16.09
$17.20 to $20.20	54,500	8.62	18.40	23,525	18.46
$4.47 to $20.20	776,968			725,210	

NOTE #11 - DEFINED CONTRIBUTION PLAN (401K)

The Company sponsors a defined contribution pension plan that covers all employees with 1,000 or more hours worked in a year. Contributions to the plan are based on the employee's gross salary less the IRS Section 125 flex plan. For the years ending December 31, 2004, 2003, and 2002, the amount of the Company contributions amounted to approximately $307,000, $311,000, and $179,000, respectively.

NOTE #12 - DEFERRED COMPENSATION

The Bank maintained a nonqualified, unfunded deferred compensation plan for certain key management personnel whereby they may defer compensation which will then provide for certain payments upon retirement, death, or disability. The plan provides for payments for ten years commencing upon retirement. The plan provides for reduced benefits upon early retirement, disability, or termination of employment. The deferred compensation expense was $441,000 ($260,000 net of income taxes) for 2004, $428,000 ($253,000 net of income taxes) for 2003, and $428,000 ($253,020 net of income taxes), for 2002.

NOTE #13 - RESTRICTION ON TRANSFERS OF FUNDS TO PARENT

There are legal limitations on the ability of the Bank to provide funds to the Company. Dividends declared by the Bank may not exceed, in any calendar year, without approval of the California Commissioner of Financial Institutions, net income for the year and the retained net income for the preceding two years. Section 23A of the Federal Reserve Act restricts the Bank from extending credit to the Company and other affiliates of the Company amounting to more than 20% of its contributed capital and retained earnings. At December 31, 2004, the maximum combined amount of funds that were available from these two sources was approximately $29,254,000 or 45% consolidated stockholders' equity.

NOTE #14 - STOCK DIVIDEND

On November 26, 2003, the Board of Directors declared a 9% stock dividend payable on January 29, 2004, to stockholders of record on January 8, 2004. All references in the accompanying financial statements to the number of common shares and per share amounts for all years presented have been restated to reflect the stock dividend.

NOTE #15 - OTHER EXPENSES

The following is a breakdown of other expenses for the years ended December 31, 2004, 2003, and 2002 (amounts in thousands):

	2004	2003	2002
Data processing	$1,408	$1,575	$1,416
Marketing expenses	957	1,156	982
Office supplies, postage and telephone	1,030	1,090	1,117
Bank insurance	408	559	529
Supervisory assessments	169	148	123
Professional fees	1,290	1,000	1,170
Operating losses	121	200	175
OREO expenses	-	10	35
Other	2,234	1,922	1,944
Total	$7,617	$7,660	$7,491

NOTE #16 - INCOME TAXES

The provisions for income taxes consist of the following (amounts in thousands):

	2004	2003	2002
Tax provision applicable to income before income taxes	$5,183	$4,726	$4,378
Federal Income Tax			
Current	3,867	3,564	3,570
Deferred	(130)	(250)	(388)
State Franchise Tax			
Current	1,447	1,503	1,334
Deferred	(1)	(91)	(138)
Total	$5,183	$4,726	$4,378

The following is a summary of the components of the deferred tax asset accounts recognized in the accompanying statements of financial condition as of December 31 (amounts in thousands):

	2004	2003	2002
Deferred Tax Assets			
Allowance for loan losses due to tax limitations	$1,816	$1,667	$1,502
Deferred compensation plan	1,490	1,373	1,201
Net unrealized loss on available-for-sale securities	517	-	-
Other assets and liabilities	558	438	267
Total Deferred Tax Assets	4,381	3,478	2,970
Deferred Tax Liabilities			
Premises and equipment due to depreciation difference	(416)	(336)	(295)
Other assets and liabilities	(583)	(320)	(269)
Net unrealized appreciation on available-for-sale securities	-	(4)	(89)
Net Deferred Tax Assets	$3,382	$2,818	$2,317

As a result of the following items, the total tax expenses for 2004, 2003, and 2002, were less than the amount computed by applying the statutory U.S. Federal income tax rate to income before taxes (dollars in thousands):

	2004		2003		2002	
	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
Federal rate	$4,943	34.0	$4,465	34.0	$4,104	34.0
Changes due to						
State income tax, net of Federal tax benefit	1,032	7.1	932	7.1	857	7.1
Exempt income	(424)	(2.9)	(517)	(3.9)	(570)	(4.7)
Other, net	(368)	(2.5)	(154)	(1.2)	(13)	(0.1)
Total	$5,183	35.7	$4,726	36.0	$4,378	36.3

NOTE #17 - EARNINGS PER SHARE (EPS)

The following is a reconciliation of net income and shares outstanding to the income and number of shares used to compute earnings per share ("EPS"). All amounts in the table are in thousands. Shares have been retroactively adjusted to give effect to the 9% stock dividend declared November 26, 2003 and paid on January 29, 2004 to shareholders of record January 8, 2004.

	2004		2003		2002	
	Income	Shares	Income	Shares	Income	Shares
Net income as reported	$9,355		$8,421		$7,694	
Shares outstanding at year end	—	6,732	—	6,703	—	6,575
Impact of weighting shares purchased during the year	—	(10)	—	(90)	—	(12)
Used in Basic EPS	9,355	6,722	8,421	6,613	7,694	6,563
Dilutive effect of outstanding stock options	—	436	—	527	—	497
Used in Dilutive EPS	$9,355	7,158	$8,421	7,140	$7,694	7,060

NOTE #18 - COMMITMENTS AND CONTINGENCIES

The Bank is involved in various litigation that has arisen in the ordinary course of its business. In the opinion of management, the disposition of pending litigation will not have a material effect on the Company's financial statements.

In the normal course of business, the Bank is a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby commercial letters of credit. To varying degrees, these instruments involve elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. At December 31, 2004 and 2003, the Bank had commitments to extend credit of $53,902,000 and $46,022,000, respectively, and obligations under standby letters of credit of $2,968,000 and $1,422,000, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing commercial properties, residential properties and properties under construction.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

We have a line of credit at the Federal Home Loan Bank of approximately $31 million which is secured by pledged securities. We also have lines of credit at our correspondent banks to borrow fed funds of approximately $13 million.

NOTE #19 - REGULATORY MATTERS

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by Federal banking agencies. Under applicable law and government regulations, a failure by the Company or the Bank to meet certain minimum capital requirements would result in the imposition of operational restrictions and other requirements and the possible initiation of additional discretionary actions by government regulatory agencies that could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital requirements that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. The most recent notification from the Federal regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts (set forth in the table below) of total capital and Tier 1 capital (as defined in the regulations) and ratios of total capital and Tier 1 capital to risk-weighted assets (as defined), and to average assets (as defined).

The following table compares, as of December 31, 2004 and December 31, 2003, the total capital and Tier 1 capital of the Company (on a consolidated basis), and that of the Bank, to the capital requirements imposed by government regulations (with amounts stated in thousands):

FOOTHILL INDEPENDENT BANCORP

	Actual		Capital Needed: For Capital Adequacy Purposes		Capital Needed: To Be Well Capitalized Under Prompt Corrective Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004:						
Total capital to risk-weighted assets	$78,295	13.4%	$46,638	8.0%	N/A	N/A
Tier 1 capital to risk-weighted assets	73,138	12.6%	23,319	4.0%	N/A	N/A
Tier 1 capital to average assets	73,138	9.1%	32,023	4.0%	N/A	N/A
As of December 31, 2003:						
Total capital to risk-weighted assets	$73,541	13.2%	$41,606	8.0%	N/A	N/A
Tier 1 capital to risk-weighted assets	68,531	14.1%	20,803	4.0%	N/A	N/A
Tier 1 capital to average assets	68,531	9.9%	27,736	4.0%	N/A	N/A

FOOTHILL INDEPENDENT BANK

	Actual		Capital Needed: For Capital Adequacy Purposes		Capital Needed: To Be Well Capitalized Under Prompt Corrective Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004:						
Total capital to risk-weighted assets	$76,871	13.2%	$46,560	8.0%	$58,200	10.0%
Tier 1 capital to risk-weighted assets	71,714	12.3%	23,280	4.0%	34,920	6.0%
Tier 1 capital to average assets	71,714	9.0%	31,862	4.0%	39,828	5.0%
As of December 31, 2003:						
Total capital to risk-weighted assets	$71,619	13.8%	$41,504	8.0%	$51,880	10.0%
Tier 1 capital to risk-weighted assets	66,610	12.8%	20,752	4.0%	31,128	6.0%
Tier 1 capital to average assets	66,610	9.7%	27,607	4.0%	34,509	5.0%

As disclosed in Note #9 - Junior Subordinated Debentures, subject to percentage limitations, the proceeds from the issuance of trust preferred securities are considered Tier 1 capital by the Company for regulatory purposes. However, as a result of the issuance of FIN 46 and FIN 46R, the Company's trust subsidiary that issued the trust preferred securities is no longer consolidated in the Company's financial statements and, therefore, the proceeds received by the trust subsidiary from its sale of the trust preferred securities, which were transferred to the Company in exchange for the Company's issuance of the Junior Subordinated Debentures is reported in these financial statements as subordinated debt of the Company.

NOTE #20 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The table below presents the carrying amounts and fair values of financial instruments at December 31, 2004 and 2003 (with dollars in thousands). FAS Statement 107, *"Disclosures about Fair Value of Financial Instruments,"* defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point-in-time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holding of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments, future expected loss experience and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment, and therefore cannot be determined with precision. Changes and assumptions could significantly affect the estimates.

The following methods and assumptions were used to estimate the fair value of financial instruments:

- Investment Securities

  For U.S. Treasury and U.S. Government Agency securities, fair values are based on market prices. For other investment securities, fair value equals quoted market price if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities as the basis for a pricing matrix. Also included in investment securities are time certificates of deposit held at other banks, Federal Home Loan Bank stock and Federal Reserve Bank stock, owned by the Bank.

- Loans and Direct Lease Financing

  The fair value for loans with variable interest rates is the carrying amount. The fair value of fixed rate loans is derived by calculating the discounted value of the future cash flows expected to be received from the various homogeneous categories of loans. All loans have been adjusted to reflect changes in credit risk.

- Cash Surrender Value of Life Insurance

  The fair value of cash surrender value of life insurance is defined as the cash value payable on demand at December 31, 2004 and December 31, 2003.

- Deposits

  The fair value of demand deposits, money market deposits, savings accounts and NOW accounts is defined as the amounts payable on demand at December 31, 2004, and December 31, 2003. The fair value of fixed maturity certificates of deposit is estimated based on the discounted value of the future cash flows expected to be paid on the deposits.

	December 31, 2004 Carrying Amount	December 31, 2004 Fair Value	December 31, 2003 Carrying Amount	December 31, 2003 Fair Value
Financial Assets				
Cash and cash equivalents	$ 52,511	$ 52,511	$ 53,065	$ 53,065
Investment securities and deposits	208,166	208,223	153,700	152,164
Loans	505,734	528,366	459,574	494,162
Direct lease financing	341	342	528	542
Cash surrender value of life insurance	12,300	12,300	11,491	11,491
Accrued interest receivable	3,006	3,006	2,824	2,824
Financial Liabilities				
Deposits	709,050	708,168	612,050	611,616
Junior subordinated debentures	8,248	8,248	8,248	8,248
Accrued interest payable	103	103	84	84
Unrecognized Financial Instruments				
Commitments to extend credit	53,902	539	46,022	460
Standby letters of credit	2,968	30	1,422	14

NOTE #21 - CONDENSED FINANCIAL INFORMATION OF FOOTHILL INDEPENDENT BANCORP (PARENT COMPANY)

BALANCE SHEETS

	2004	2003	2002
	(In thousands)		
Assets			
Cash	$ 403	$ 371	$ 508
Interest-bearing deposits in financial institutions	—	297	1,500
Investment securities available-for-sale	—	—	5,996
Investment in subsidiaries	71,490	67,194	57,240
Accounts receivable	694	908	285
Prepaid expenses	267	289	264
Accrued interest and other assets	—	—	68
Total Assets	$72,854	$69,059	$65,861
Liabilities and Stockholders' Equity			
Liabilities			
Accounts payable	$ 37	$ 23	$ 37
Long term debentures	8,248	8,248	8,248
	8,285	8,271	8,285
Stockholders' Equity			
Common stock	7	6	6
Additional paid-in capital	67,831	67,194	52,449
Retained earnings (deficit)	(3,269)	(6,412)	5,121
Total Stockholders' Equity	64,569	60,788	57,576
Total Liabilities and Stockholders Equity	$72,854	$69,059	$65,861

STATEMENTS OF INCOME

	2004	2003	2002
Income			
Equity in undistributed income of subsidiaries	$9,909	$8,910	$8,072
Interest income	14	29	4
	9,923	8,939	8,076
Expense			
Amortization and other expenses	964	860	646
Total Operating Income	8,959	8,079	7,430
Income tax benefit	396	342	264
Net Income	$9,355	$8,421	$7,694

STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002
	(In thousands)		
Cash Flows From Operating Activities			
Cash received for tax benefit from Foothill Independent Bank	$ 342	$ 264	$ 213
Interest received	13	33	—
Cash paid for operating expenses	(672)	(1,173)	(779)
Net Cash Used By Operating Activities	(317)	(876)	(566)
Cash Flows from Investing Activities			
Purchase of deposits in other financial institutions	297	1,203	(1,500)
Purchase of investment securities available-for-sale	—	5,996	(5,999)
Capital contributed to subsidiary	—	(4,000)	(248)
Net Cash Provided (Used) By Investing Activities	297	3,199	(7,747)
Cash Flows From Financing Activities			
Dividends paid	(4,856)	(4,158)	(2,375)
Dividends received from Foothill Independent Bank	4,800	2,650	2,630
Issuance of debentures	—	—	8,248
Proceeds from stock issuance	—	—	98
Proceeds from exercise of stock options	610	2,610	98
Capital stock repurchased	(502)	(3,562)	—
Net Cash Provided (Used) By Financing Activities	52	(2,460)	8,699
Net Increase (Decrease) in Cash	32	(137)	386
Cash, Beginning of Year	371	508	122
Cash, End of Year	$ 403	$ 371	$ 508

Reconciliation of Net Increase to Net Cash Provided by Operating Activities

	2004	2003	2002
Net Income	$9,355	$8,421	$7,694
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities			
Amortization	—	8	—
Undistributed earnings of subsidiaries	(9,909)	(8,910)	(8,072)
(Increase) Decrease in accounts receivable	201	(360)	(51)
(Increase) Decrease in accrued interest receivable	—	4	(4)
(Increase) Decrease in prepaid expenses	22	(25)	(188)
(Increase) Decrease in accounts payable	14	(14)	55
Total Adjustments	(9,672)	(9,297)	(8,260)
Net Cash Used by Operating Activities	$ (317)	$ (876)	$ (566)

NOTE #22 - SUMMARY OF QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following quarterly financial information for the Company and its subsidiaries for the two years ended December 31, 2004 and 2003, is summarized below:

2004	FIRST	SECOND	THIRD	FOURTH
	(In thousands, except per share amounts)			
Summary of Operations				
Interest income	$8,879	$8,783	$9,484	$9,884
Interest expense	1,016	1,084	1,135	1,232
Net interest income	7,863	7,699	8,349	8,652
Provision for loan losses	—	—	—	—
Net interest income after provision for loan losses	7,863	7,699	8,349	8,652
Other income	1,418	1,416	1,445	1,307
Other expense	5,843	5,666	6,075	6,027
Income before taxes	3,438	3,449	3,719	3,932
Applicable income taxes	1,234	1,242	1,325	1,382
Net Income	$2,204	$2,207	$2,394	$2,550
Earnings Per Share - Basic	$ 0.33	$ 0.33	$ 0.35	$ 0.38
Earnings Per Share - Diluted	$ 0.31	$ 0.31	$ 0.33	$ 0.36

2003	FIRST	SECOND	THIRD	FOURTH
	(In thousands, except per share amounts)			
Summary of Operations				
Interest income	$8,609	$8,556	$9,317	$9,198
Interest expense	1,104	1,138	1,043	998
Net interest income	7,505	7,418	8,274	8,200
Provision for loan losses	—	100	200	48
Net interest income after provision for loan losses	7,505	7,318	8,074	8,152
Other income	1,350	1,434	1,416	1,413
Other expense	5,672	5,664	6,077	6,102
Income before taxes	3,183	3,088	3,413	3,463
Applicable income taxes	1,152	1,115	1,215	1,244
Net Income	$2,031	$1,973	$2,198	$2,219
Earnings Per Share - Basic	$ 0.31	$ 0.30	$ 0.33	$ 0.33
Earnings Per Share - Diluted	$ 0.29	$ 0.28	$ 0.31	$ 0.31

NOTE #23 - SUBSEQUENT EVENT

On January 25, 2005 the Board of Directors approved a dividend in the amount of $.13 per share to be paid on February 28, 2005 to shareholders of record as of February 9, 2005.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Foothill Independent Bancorp and Subsidiaries
Glendora, California

We have audited the accompanying consolidated balance sheets of Foothill Independent Bancorp and Subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Foothill Independent Bancorp and Subsidiaries as of December 31, 2004 and 2003, and the results of its operations, changes in its stockholders' equity, and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Vavrinek, Trine, Day + Co., LLP

Vavrinek, Trine, Day & Co., LLP
Rancho Cucamonga, California
January 21, 2005

Foothill Independent Bancorp Organization

Board of Directors

William V. Landecena
Chairman of the Board

George E. Langley
President
Chief Executive Officer

Richard Galich
Physician

O. L. Mestad
President, Orvco Inc.

George Sellers
Accountant
Merchants Bookkeeping

Douglas F. Tessitor
CLU, ChFC
Northwestern Mutual Life

Max E. Williams
Architect/Partner
Williams Chiao Architects, LLP

Foothill Independent Bancorp/Bank Executive Management

George E. Langley
President
Chief Executive Officer

Casey "Joe" Cecala
Executive Vice President
Chief Credit Officer

Carol Ann Graf
Senior Vice President
Secretary
Chief Financial Officer

Investor Relations

Susan Hickam
(800) 500-BANK (CA Only)
(626) 963-8551 • (909) 599-9351
shickam@foothillbank.com
www.foothillbank.com

Legal Counsel
Stradling Yocca Carlson & Rauth
660 Newport Center Drive,
Suite 1600
Newport Beach, California 92660

Stock Listing

NASDAQ
Symbol: FOOT

Transfer Agent & Registrar

Registrar & Transfer Co.
10 Commerce Drive
Cranford, NJ 07016
www.rtco.com

Locations

Chino
4012 Grand Ave.
Suite A
(909) 517-1729



Irwindale
5155 Irwindale Ave.
(626) 814-1441



Claremont
223 W. Foothill
Blvd.
(909) 621-0519



Monrovia
515 S. Myrtle Ave.
(626) 357-9957



Corona
1050 W. Sixth St.
(951) 735-7426



Ontario
2401 S. Grove Ave.
(909) 947-1126



Covina
728 S. Citrus Ave.
(626) 967-2514



Rancho Cucamonga
9709 Baseline Rd.
(909) 980-4331



Glendale
500 N. Central Ave.
(818) 241-1566



Temecula
27576 Ynez Rd.
(951) 693-2511


FOOTHILL INDEPENDENT BANK

Glendora
510 S. Grand Ave.
(626) 963-8551



Upland
569 N. Mountain Ave.
(909) 981-8611

